Caffrac Well Services Ltd
082-34909

07026364

RECEIVED
2007 AUG 31 A 9:03

SCHEDULE

SUPPL

Press Releases

1. press release dated August 1, 2007

2. press release dated August 8, 2007

Interim Financial Statements and MD&A

3. interim report for the three and six months ended June 30, 2007, which includes the interim financial statements (unaudited) and related management's discussion and analysis for such period

CEO/CFO Certifications (Interim Filings)

4. CEO and CFO certifications of interim filings (on Form 52-109F2) for the interim period ended June 30, 2007

PROCESSED
SEP 18 2007
THOMSON
FINANCIAL

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Calfrac Well Services Ltd. Second Quarter 2007 Earnings Release and Conference Call

CALGARY, Aug. 1 /CNW/ - Calfrac Well Services Ltd. ("Calfrac") (TSX: CFW) intends to release its Second Quarter 2007 results after the markets close on Wednesday, August 8, 2007. A conference call has been scheduled for 10:00 a.m. MST (12:00 p.m. EST) on Thursday, August 9, 2007. If you wish to participate in the conference call, please call (800) 588-4942 or (416) 644-3424 prior to the start of the call and ask for the Calfrac Well Services Ltd. conference call. A webcast of the conference call may be accessed via the Company's website at www.calfrac.com. An update regarding the Company's activities will be presented by D.R. (Doug) Ramsay, President and C.E.O. Following this update there will be a question and answer period.

A replay of the conference call will be available for review until August 16, 2007. To listen to the recording, call (877) 289-8525 or (416) 640-1917 and ask for reservation 21241168 followed by the pound key.

%SEDAR: 00002062E

/For further information: Calfrac Well Services Ltd., (403) 218-7491, Lorraine Graham/
(CFW.)

CO: Calfrac Well Services Ltd.

CNW 06:00e 01-AUG-07

RECEIVED
2007 AUG 31 A 9:03

82-34909

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Calfrac's Second Quarter Results Reflect Benefits of Geographic Diversification

CALGARY, Aug. 8 /CNW/ - Calfrac Well Services Ltd. ("Calfrac") (TSX-CFW) is pleased to announce its financial and operating results for the three and six months ended June 30, 2007.

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HIGHLIGHTS

	Three Months Ended June 30,			Six Months Ended June 30,		
	2007	2006	Change	2007	2006	Change
(000s, except per share and unit data) (unaudited)	($)	($)	(%)	($)	($)	(%)
Financial						
Revenue	87,778	66,973	31	216,285	192,983	12
Gross margin(1)	22,095	14,446	53	60,317	64,373	(6)
Net income (loss)	(303)	1,569	(119)	18,474	36,125	(49)
Per share						
- basic	(0.01)	0.04	(125)	0.51	1.00	(49)
- diluted	(0.01)	0.04	(125)	0.51	0.98	(48)
Cash flow from operations(2)	10,835	7,208	50	39,662	48,865	(19)
Per share						
- basic	0.30	0.20	50	1.09	1.35	(19)
- diluted	0.30	0.20	50	1.09	1.33	(18)
EBITDA(3)	14,569	8,761	66	44,892	51,498	(13)
Per share						
- basic	0.40	0.24	67	1.24	1.42	(13)
- diluted	0.40	0.24	67	1.23	1.40	(12)
Working capital	86,971	28,741	203	86,971	28,741	203
Shareholders' equity	321,218	267,559	20	321,218	267,559	20
Weighted average common shares outstanding (No.)						
Basic	36,399	36,277	-	36,348	36,305	-
Diluted	36,433	36,582	-	36,412	36,676	(1)
				(No.)	(No.)	(%)
Operating						
Fracturing spreads at period end						
Conventional fracturing				23	19	21
Coalbed methane				4	4	-
Total				27	23	17
Coiled tubing units				15	14	7
Cementing units				15	11	36

1. Gross margin is defined as revenue less operating expenses excluding depreciation. Gross margin is a measure that does not have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.

2. Cash flow is defined as "funds provided by operations," as reflected in the consolidated statement of cash flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.

3. EBITDA is defined as income before interest, taxes, depreciation and amortization. EBITDA is presented because it is frequently used by securities analysts and others for evaluating companies and their ability to service debt. EBITDA is a measure that does not have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.

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PRESIDENT'S MESSAGE

I am pleased to present the highlights for the three and six-month periods ended June 30, 2007 and provide an outlook for the remainder of year. During the second quarter, Calfrac expanded the scale of its operations in the United States and Russia as well as streamlined its Canadian operations in response to a slowdown in drilling activity in the Western Canadian Sedimentary Basin ("WCSB"). Subsequent to the end of the reporting period, the Company was awarded a three-year contract with Pemex for the provision of fracturing services in the Burgos field of northern Mexico.

Calfrac's second quarter net income was reduced by a $1.4 million foreign exchange loss related to the impact of the appreciating Canadian dollar on the translation of the Company's Russian operations. Excluding this item, Calfrac would have earned a profit of $1.1 million or $0.03 per share (basic) in the second quarter of 2007.

Financial Highlights

For the three months ended June 30, 2007, the Company:

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- realized record second quarter revenue of $87.8 million;

- earned net income before foreign exchange losses of $1.1 million or $0.03 per share (basic);

- recorded cash flow from operations before changes in non-cash working capital of $10.8 million or $0.30 per share (basic); and

- improved average consolidated revenue per fracturing job from the comparable quarter in 2006 by 31% to $71,516.

For the six months ended June 30, 2007, Calfrac:

- realized revenue of $216.3 million;

- earned net income of $18.5 million or $0.51 per share (basic);

- recorded cash flow from operations before changes in non-cash working capital of $39.7 million or $1.09 per share (basic);

- achieved EBITDA of $44.9 million or $1.24 per share (basic); and

- improved average consolidated revenue per fracturing job from the same period of the prior year by 17% to $65,852.

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Operational Highlights

Canadian Operations

During the second quarter of 2007, Calfrac's Canadian operations were adversely impacted by an overall decline in natural gas drilling activity throughout the WCSB, which was primarily caused by lower natural gas prices and an extended spring breakup due to wet weather in Alberta during the months of May and June. In anticipation of this downturn in activity, we proactively rationalized our Canadian operations and workforce across all service lines, reallocated equipment and senior personnel to higher activity regions within North America and Russia as well as maintained a strong focus on managing operating expenses. The Company's operations dedicated to the deeper, more technically challenging areas of northern Alberta and northeastern British Columbia continued to be reasonably active during the quarter. We were able to continue working in these regions throughout April by utilizing moveable pads to access remote northern drilling locations that were impacted by an early spring breakup. Additionally, our long-term contractual arrangements with customers involved in the shallow gas markets of southern Alberta resulted in relatively strong activity levels during the three months ended June 30, 2007. Fracturing activity in the coalbed methane ("CBM") market continued to be weak, but Calfrac is insulated somewhat due to our long-term contract base. We believe that the Company's established relationships with an active customer base will provide a solid base of activity for our Canadian fracturing, coiled tubing and cementing operations over the remainder of the year.

United States Operations

The Company's United States operations generated record revenues and were a major driver of Calfrac's consolidated financial performance during the second quarter. Our fracturing operations in Colorado's DJ Basin were particularly active as a result of serving an expanded customer base in this region, while activity in the Piceance Basin was lower in April but gathered momentum through the end of the quarter. The financial and operating results from our newest operating district in Beebe, Arkansas exceeded expectations and these operations were augmented by the deployment of a second multi-pumper fracturing spread in early June 2007 to serve increased customer demand in the Fayetteville Basin.

Russian Operations

Since the end of the first quarter, Calfrac has furthered its strategy of growing the scale of its Russian operations. A fourth deep coiled tubing unit was deployed into Western Siberia during June 2007, and in July an additional multi-pumper fracturing spread and deep coiled tubing unit became operational in the Russian market. Of particular note, during the period Calfrac pumped a 670-tonne fracturing job in Western Siberia - the largest in Company history and believed to be one of the largest jobs ever completed in Russia for one of our customers.

Outlook

The Company believes that the lower activity levels experienced in Western Canada during the first half of 2007 will continue throughout the remainder of the year and, potentially, beyond. Our long-term contracts with major customers involved in the CBM and shallow gas markets are expected to mitigate some of the near-term decline in Canadian drilling activity. The Company is committed to further expanding its customer base in the deeper basins of northern Alberta and northeastern British Columbia and, where necessary, streamlining its operations.

In the United States, we anticipate that activity will continue to be very robust throughout the remainder of 2007, and as a result, our financial returns from this geographic segment should remain strong. We currently operate six fracturing spreads and expect to further expand our equipment fleet in the U.S. market during the third quarter by introducing cementing operations into certain existing operating areas, which should further bolster our operating and financial results. We also intend to continue to prudently pursue new market opportunities.

To date in 2007, Calfrac has continued to organically grow the scale of its operations in Western Siberia, and as a result, currently operates three fracturing spreads and five deep coiled tubing units in this international pressure pumping market. We believe that this larger scale of operations, supported by our annual contractual commitments with two of Russia's major oil and gas producers, provides the foundation for continued improvement in financial and operating performance as the year progresses.

In mid-July, we announced our intention to enter Mexico's well services market pursuant to the terms of a three-year contract awarded by the country's state oil company, Pemex. A new district office in Reynoso is expected to open during the fourth quarter of 2007 to support hydraulic fracturing operations in the Burgos field located in northern Mexico. The equipment required for this new international operation will be primarily redeployed from our existing North American fleet. We believe that entry into the Mexican well services market provides an exciting opportunity for Calfrac to expand in a major international fracturing market that has substantial potential for future growth. In addition, this expansion represents a continuation of our Company's strategy to diversify geographically into new markets that are not as dependent on natural gas drilling as the Canadian and United States markets.

Our 2007 capital program has been focused on enhancing the pumping capacity of the Company's fracturing equipment fleet and, by the end of the second quarter, a significant portion of these capital expenditures were incurred. New equipment has been deployed into our growing markets within the United States and Russia as well as the deeper basin markets in Canada. As at June 30, 2007, we have the capacity to operate 27 fracturing spreads, 15 coiled tubing units and 15 cementing units in our three geographic markets.

Effective September 1, 2007, our Company's organizational structure will be redesigned to align with our geographic and corporate segments. As a result, I am pleased to announce the following promotions within Calfrac's executive team:

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- John L. Grisdale - President, United States Operating Division
- Donald R. Battenfelder - President, Canadian Operating Division
- Robert L. Sutherland - President, Russian Operating Division
- Tom J. Medvedic - Senior Vice-President, Finance & Chief Financial Officer
- Dwight M. Bobier - Senior Vice-President, Technical Services
- Stephen T. Dadge - Senior Vice-President, Corporate Services

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The Presidents of the three geographic segments will report to Gordon Dibb, Chief Operating Officer, while the three Senior Vice-Presidents will report directly to me with an indirect reporting relationship to Gordon Dibb. In addition, Larry (Lee) Burleson and Fredrick (Bruce) Payne have been promoted to Vice-President, United States Sales & Marketing and Vice-President, United States Operations, respectively, and will report to John Grisdale.

At the end of the second quarter, the Company's balance sheet remained very strong with cash of $44.3 million, working capital of $87.0 million and

undrawn credit facilities of $90.0 million. Consequently, Calfrac has the financial strength and flexibility to pursue future growth either organically or through prudent acquisitions.

Despite the current soft Canadian market conditions, we are excited about the prospects for Calfrac and I look forward to reporting the progress of our Company's growth plans later in the year.

On behalf of the Board of Directors,

Douglas R. Ramsay
President & Chief Executive Officer

August 7, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") for Calfrac Well Services Ltd. ("Calfrac" or the "Company") has been prepared by management as of August 7, 2007 and is a review of the financial condition and results of operations of the Company based on accounting principles generally accepted in Canada. Its focus is primarily a comparison of the financial performance for the three and six months ended June 30, 2007 and 2006 and should be read in conjunction with the unaudited interim consolidated financial statements and accompanying notes for those periods as well as the audited financial statements and MD&A for the year ended December 31, 2006. Readers should also refer to the "Forward-Looking Statements" legal advisory at the end of this MD&A.

All financial amounts and measures presented in this MD&A are expressed in Canadian dollars unless otherwise indicated. The definitions of certain non-GAAP measures used within this MD&A have been included at the end of this MD&A.

Second Quarter 2007 Performance Summary

Calfrac Well Services Ltd. is an independent provider of specialized oilfield services in Canada, the United States and Russia, including fracturing, coiled tubing, cementing and other well stimulation services. The Company has established, and continues to maintain, a leadership position by providing high quality, responsive service through an expanding geographic network, increased operating fleet and growing customer base. Despite a prolonged spring breakup in Canada and significantly higher foreign exchange losses on the translation of the Company's Russian operations, for the three months ended June 30, 2007 Calfrac:

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- increased revenue by 31% to $87.8 million compared to $67.0 million in the second quarter of 2006;

- incurred a net loss of $0.3 million or $0.01 per share (basic) compared to net income of $1.6 million or $0.04 per share (basic) recorded in the same three-month period of 2006;

- realized cash flow from operations before changes in non-cash working capital of $10.8 million or $0.30 per share (basic) compared to $7.2 million or $0.20 per share (basic) in the same quarter a year ago; and

- maintained a strong balance sheet with working capital of $87.0 million and long-term debt of $138.8 million.

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Revenue

Canadian Operations

Revenue from Canadian operations for the first quarter of 2007 decreased 31% to $29.4 million compared to $42.7 million during the same quarter of 2006. Canadian fracturing revenue for the three months ended June 30, 2007 totaled $26.8 million compared to $36.8 million recorded in the same three-month period of the prior year. Revenue was negatively impacted by lower activity levels as a result of an extended spring breakup due to wet weather in Alberta during May and June, concerns related to natural gas commodity prices and competitive industry pricing pressures in the Western Canadian Sedimentary Basin ("WCSB"). During the second quarter of 2007, Calfrac completed 543 Canadian fracturing jobs for average revenue of $49,441 per job compared to 726 jobs for $50,729 per job in the corresponding period of 2006. The year-over-year decrease in the Company's Canadian fracturing revenue per job was primarily a result of competitive pricing pressures in the WCSB and an increase in the number of lower revenue shallow gas jobs completed during the quarter offset partially by the completion of a greater percentage of larger, more expensive fracturing jobs in the technically challenging basins of northern Alberta and northeastern British Columbia.

For the quarter ended June 30, 2007, revenue from coiled tubing operations was $1.1 million compared to $2.4 million for the same period of 2006. The total number of jobs completed in the 2007 three-month period was 735 for average revenue of $1,526 per job compared to 858 jobs for $2,830 per job in 2006. The lower average revenue per job in the second quarter of 2007 was primarily due to lower activity levels in the deeper basin markets of northern Alberta and northeastern British Columbia as well as the impact of transferring a deep coiled tubing unit to Russia in April 2007.

Revenue from the Company's cementing operations totaled $1.4 million for the three months ended June 30, 2007 compared to $3.5 million recorded in the second quarter of 2006. The 60% decrease in revenue can be primarily attributed to a significant decline in Western Canadian drilling activity and the impact of wet weather in Alberta during May and June. The total number of jobs completed in the second quarter of 2007 was 115 for average revenue of $12,034 per job compared to 309 jobs for $11,184 per job in the same period of 2006. The increased revenue per job in the 2007 three-month period was primarily a result of a larger proportion of deeper cement jobs being completed in Western Canada.

United States Operations

Revenue from Calfrac's United States operations in the second quarter of 2007 increased to $41.1 million compared to $20.2 million recorded in the same period of 2006. This 103% increase was primarily due to a full quarter of activity in the Company's newest district located in Arkansas, the transfer of an additional multi-pumper fracturing spread into this market in early June as well as strong activity in the DJ Basin. For the three months ended June 30, 2007, the Company completed 492 fracturing jobs in the United States for average revenue of $83,448 per job compared to 335 jobs for $60,132 per job in the same period of 2006. The increase in the reported revenue per job during the second quarter of 2007 was primarily related to the commencement of operations in Arkansas during March 2007 partially offset by a larger proportion of work in the DJ Basin, which tends to have lower revenues on a per job basis, and a stronger Canadian dollar.

Russian Operations

In June 2007, Calfrac deployed an additional coiled tubing unit into the Russian well services market, and as a result, was operating two multi-pumper fracturing spreads and four coiled tubing units by the end of the second quarter. For the three months ended June 30, 2007, the Company's revenue from

Russian operations totaled $17.4 million, an increase of $13.3 million from the second quarter of 2006. This 330% increase was primarily due to an expanded equipment fleet and higher levels of fracturing and coiled tubing activity throughout the Company's Western Siberian operations.

Gross Margin

Consolidated gross margin for the second quarter of 2007 was $22.1 million, a 53% increase from $14.4 million recorded in the same period of 2006. The higher consolidated gross margin for the three months ended June 30, 2007 was primarily due to improved operating and financial performance from the Company's United States and Russian operations offset partially by the impact of increased competitive pricing pressures and reduced activity in Canada as well as the appreciation of the Canadian dollar. As a percentage of revenue, consolidated gross margin was 25% for the three months ended June 30, 2007 compared to 22% in the corresponding period of 2006. The increase in consolidated gross margin percentage was primarily a result of a significant increase in the financial results from the United States and Russia marginally offset by the impact of lower activity and an extended spring breakup in Canada.

Expenses

Operating Expenses

Operating expenses for the three months ended June 30, 2007 totaled $65.7 million compared to $52.5 million in the same three-month period of 2006. The 25% year-over-year increase was due primarily to a broader scale of operations in North America and Russia as well as higher district expenses in the quarter related to Calfrac's newest operating regions in Beebe, Arkansas and Purpe, Western Siberia.

Selling, General and Administrative ("SG&A") Expenses

During the second quarter of 2007, SG&A expenses totaled $6.5 million compared to $5.6 million in the corresponding three-month period of 2006. This increase in SG&A expenses was primarily a result of the Company's larger operating scale and revenue base. SG&A expenses as a percentage of revenue were 7% for the three months ended June 30, 2007 versus 8% for the comparable quarter of the prior year.

Interest and Depreciation Expenses

The Company recorded net interest expense of $2.5 million for the quarter ended June 30, 2007 compared to $0.5 million in the corresponding period of 2006. The higher interest expense was primarily a result of the closing of a private placement of unsecured senior notes in February 2007 for an aggregate amount of US$135.0 million offset slightly by interest earned on the Company's surplus cash. Depreciation expense during the second quarter of 2007 increased 49% to $8.7 million from $5.9 million recorded in the comparable period of 2006 primarily due to a larger equipment fleet operating across the Company's North American and international operations.

Income Tax

Income tax expense for the quarter ended June 30, 2007 totaled $3.6 million compared to $0.8 million recorded in the same period of the prior year. Current tax expense for the three months ended June 30, 2007 was $1.7 million compared to $1.5 million in 2006. Future income tax expense for the three-month period ended June 30, 2007 was $1.9 million, an increase of $2.6 million from the second quarter of 2006. The increase in total income tax expense was primarily related to significantly higher profitability in the United States and Russia during the quarter. The higher effective tax rate for the second quarter of 2007 was primarily due to the income earned in the

United States and Russia being taxed at full statutory rates and the tax recovery related to losses incurred in Canada being at a significantly lower rate as a result of tax attributes from the amalgamation with Denison Energy Inc.

Net Income

For the quarter ended June 30, 2007, the Company incurred a net loss of $0.3 million or $0.01 per share (basic) compared to net income of $1.6 million or $0.04 per share (basic) during the second quarter of 2006. The decline in net income was primarily a result of lower activity levels in Canada due to a prolonged spring breakup, competitive pricing pressures in the Canadian pressure pumping services market, higher foreign exchange losses, interest, depreciation and income tax expenses offset partially by improved financial performance from Calfrac's United States and Russian operations.

Cash Flow

Cash flow from operations before changes in non-cash working capital for the three months ended June 30, 2007 increased to $10.8 million or $0.30 per share (basic) from $7.2 million or $0.20 per share (basic) recorded in the second quarter of 2006. For the quarter ended June 30, 2007, cash flow from operations was used primarily to finance the Company's capital expenditures.

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Summary of Quarterly Results

Three Months Ended	Sep.30, 2005	Dec.31, 2005	Mar.31, 2006	Jun.30, 2006
(000s, except per share and unit data) (unaudited)	($)	($)	($)	($)
Financial				
Revenue	77,377	111,634	126,010	66,973
Gross margin(1)	25,694	43,336	49,927	14,446
Net income (loss)	12,947	27,372	34,556	1,569
Per share - basic	0.36	0.75	0.95	0.04
- diluted	0.35	0.75	0.94	0.04
Cash flow from operations(2)	18,503	33,794	41,656	7,208
Per share - basic	0.51	0.93	1.15	0.20
- diluted	0.51	0.92	1.13	0.20
EBITDA(3)	18,234	34,131	42,736	8,761
Per share - basic	0.50	0.94	1.18	0.24
- diluted	0.50	0.93	1.16	0.24
Capital expenditures	29,241	20,612	50,631	36,501
Working capital	12,962	39,396	37,071	28,741
Shareholders' equity	207,679	234,021	271,084	267,559
	(No.)	(No.)	(No.)	(No.)
Operating				
Fracturing spreads				
Conventional	13	17	18	19
Coalbed methane	4	4	4	4
Total	17	21	22	23
Coiled tubing units	11	11	12	14
Cementing units	8	9	9	11

Three Months Ended	Sep.30, 2006	Dec.31, 2006	Mar.31, 2007	Jun.30, 2007
(000s, except per share and unit data) (unaudited)	($)	($)	($)	($)
Financial				
Revenue	115,112	118,322	128,507	87,778
Gross margin(1)	36,500	34,488	38,222	22,095
Net income (loss)	19,418	16,907	18,777	(303)
Per share - basic	0.54	0.47	0.52	(0.01)
- diluted	0.53	0.46	0.52	(0.01)
Cash flow from operations(2)	27,560	25,507	28,827	10,835
Per share - basic	0.76	0.70	0.79	0.30
- diluted	0.76	0.70	0.79	0.30
EBITDA(3)	29,614	28,421	30,324	14,569
Per share - basic	0.82	0.78	0.84	0.40
- diluted	0.81	0.78	0.83	0.40
Capital expenditures	23,931	44,415	48,521	19,972
Working capital	31,158	31,225	105,549	86,971
Shareholders' equity	287,616	303,510	326,184	321,218
	(No.)	(No.)	(No.)	(No.)
Operating				
Fracturing spreads				
Conventional	19	21	23	23
Coalbed methane	4	4	4	4
Total	23	25	27	27
Coiled tubing units	14	14	14	15
Cementing units	11	13	15	15

1. Gross margin is defined as revenue less operating expenses excluding depreciation. Gross margin is a measure that does not have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.

2. Cash flow is defined as "funds provided by operations," as reflected in the consolidated statement of cash flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.

3. EBITDA is defined as income before interest, taxes, depreciation and amortization. EBITDA is presented because it is frequently used by securities analysts and others for evaluating companies and their ability to service debt. EBITDA is a measure that does not have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.

Six Months 2007 Performance Summary

Calfrac achieved the following financial results during the six months ended June 30, 2007:

- increased revenue by 12% to $216.3 million compared to $193.0 million

in the first half of 2006;

- earned net income of $18.5 million or $0.51 per share (basic) compared to $36.1 million or $1.00 per share (basic) recorded in the same period a year ago; and

- realized cash flow from operations before changes in non-cash working capital of $39.7 million or $1.09 per share (basic) compared to $48.9 million or $1.35 per share (basic) in the same six-month period of 2006.

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Revenue

Canadian Operations

For the first six months of 2007, revenue from Canadian operations decreased 24% to $115.9 million compared to $151.7 million during the same period of 2006. Canadian fracturing revenue totaled $101.8 million compared to $135.5 million recorded in the first six months of 2006. Revenue was negatively impacted by lower activity levels as a result of concerns related to the price of natural gas as well as increased price competition and an extended spring breakup in Western Canada. During the first half of 2007, Calfrac completed 1,941 Canadian fracturing jobs for average revenue of $52,434 per job compared to 2,464 jobs for $54,978 per job in the corresponding period of 2006. The year-over-year decrease in the Company's Canadian fracturing revenue per job was primarily a result of competitive pricing pressures in the WCSB and a significant increase in the number of shallow gas jobs completed to date in 2007 offset slightly by the completion of fewer but larger fracturing jobs in the technically challenging basins of northern Alberta and northeastern British Columbia.

For the six months ended June 30, 2007, revenue from coiled tubing operations was $6.0 million compared to $7.0 million for the same period of 2006. The total number of jobs completed in the first half of 2007 was 1,916 for average revenue of $3,117 per job compared to 2,172 jobs for $3,245 per job in 2006. The slightly lower average revenue per job in the first half of 2007 was primarily due to the impact of industry pricing pressures.

The Company's revenue from cementing operations totaled $8.2 million for the first half of 2007 compared to $9.2 million recorded in the same period of 2006. The 11% decrease in revenue can be primarily attributed to lower overall activity levels in the WCSB. The total number of jobs completed in the first six months of 2007 was 612 for average revenue of $13,384 per job compared to 936 jobs for $9,840 per job a year ago. The higher revenue per job in the 2007 six-month period was primarily as a result of a larger proportion of deeper cement jobs being completed in Western Canada.

United States Operations

Revenue from Calfrac's United States operations in the first six months of 2007 almost doubled to $70.9 million compared to $35.9 million recorded in the same period of 2006. This increase was primarily due to the start-up of the Company's new Arkansas district and strong activity in its Colorado operating districts. For the period ended June 30, 2007, the Company completed 848 fracturing jobs in the United States for average revenue of $83,634 per job compared to 583 jobs for $61,230 per job in the same period a year ago. The increase in the reported revenue per job during the 2007 first half was primarily related to the commencement of operations in Arkansas during March 2007.

Russian Operations

As at June 30, 2007, the Company was operating two fracturing spreads and four coiled tubing units throughout Western Siberia. During the six months ended June 30, 2007, Calfrac's revenue from Russian operations increased from

the same period in 2006 by $24.0 million to $29.4 million due to a larger equipment fleet and broader scale of operations. The Company considers its Russian operations to have reached a critical mass with the deployment of a third multi-pumper fracturing spread and fifth coiled tubing unit in July 2007. Calfrac expects that the positive momentum experienced to date from its Russian operations will lead to improved financial performance in future periods.

Gross Margin

Consolidated gross margin for the first six months of 2007 was $60.3 million, a 6% decrease from $64.4 million recorded in the same period of 2006. The lower consolidated gross margin in the first half of 2007 was primarily due to the impact of lower levels of Western Canadian field activity, competitive pricing pressures in Canada and higher operating expenses related to new operating bases offset partially by improved financial performance from the Company's United States and Russian operations. As a percentage of revenue, consolidated gross margin was 28% for the six months ended June 30, 2007 compared to 33% in the corresponding period of 2006. The decrease in consolidated gross margin percentage was primarily a result of the impact of competitive pricing pressures experienced in the WCSB as well as a higher proportion of total revenue being earned from comparatively lower margin regions of southern Alberta, the DJ Basin and Western Siberia.

Expenses

Operating Expenses

For the six months ended June 30, 2007, operating expenses totaled $156.0 million compared to $128.6 million in the same period of 2006. The 21% year-over-year increase was due primarily to a broader scale of operations in North America and Russia as well as higher district expenses related to Calfrac's newest operating regions in Beebe, Arkansas as well as Khanty-Mansiysk and Purpe, Western Siberia.

Selling, General and Administrative ("SG&A") Expenses

During the first half of 2007, SG&A expenses totaled $14.1 million versus $13.0 million in the comparable period of 2006 and were offset slightly by a lower bonus provision as a result of the decline in the Company's profitability. SG&A expenses as a percentage of revenue were 7% for the six months ended June 30, 2007, consistent with the same period a year ago.

Interest and Depreciation Expenses

The Company recorded net interest expense of $4.4 million for the six months ended June 30, 2007 compared to $0.8 million in the corresponding period of 2006. The higher interest expense was primarily a result of the closing in February 2007 of a private placement of US$135.0 million of unsecured senior notes and increased debt levels incurred to finance the Company's capital programs offset slightly by interest earned on the Company's cash balances. Depreciation expense during the first half of 2007 increased 49% to $16.6 million from $11.2 million recorded in the comparable period of 2006 primarily due to a larger fleet of equipment across the Company's North American and international operations. Subsequent to June 30, 2006, the Company has deployed four new fracturing spreads, one additional coiled tubing unit and four cementing units as well as other support equipment into its three operating regions.

Income Tax

Income tax expense for the first half of 2007 totaled $5.3 million compared to $3.4 million recorded in the same period of the prior year. Current tax expense for the six months ended June 30, 2007 was $2.4 million, a

decrease of $0.4 million from the comparable period in 2006. Future tax expense for the 2007 six-month period was $3.0 million versus $0.6 million a year ago. The increase in tax expense was primarily related to higher profitability in the United States and Russia as well as the timing of deductibility of certain expenses for income tax purposes.

Net Income

For the six months ended June 30, 2007, net income was $18.5 million or $0.51 per share (basic) compared to $36.1 million or $1.00 per share (basic) in 2006. The decline in net income was primarily a result of lower activity levels and competitive pricing pressures in Canada, especially in the coalbed methane and shallow gas markets, larger foreign exchange losses related to the translation of the Company's net investment in Russia as well as higher depreciation, interest and income tax expenses.

Cash Flow

Cash flow from operations before changes in non-cash working capital for the six months ended June 30, 2007 decreased to $39.7 million or $1.09 per share (basic) from $48.9 million or $1.35 per share (basic) recorded in the same period of 2006.

Liquidity and Capital Resources

Operating Activities

As at June 30, 2007, Calfrac had positive working capital of $87.0 million, long-term debt totaled $138.8 million and undrawn credit facilities were $90.0 million. The increase in the Company's working capital position from December 31, 2006 was primarily due to a higher cash balance as a result of the issuance of unsecured senior notes in February 2007. As at the date of this report, the Company had 36,465,604 common shares issued and outstanding.

Financing Activities

On February 13, 2007, the Company completed a private placement of unsecured senior notes for an aggregate principal amount of US$135.0 million. These notes bear interest at 7.75% and are due on February 15, 2015. The Company also has an operating line of credit of $25.0 million with advances bearing interest at either the bank's prime rate, U.S. base rate, LIBOR plus 1% or bankers' acceptances plus 1%. In addition, Calfrac has a $65.0 million revolving term loan credit facility that bears interest at either the bank's prime rate plus 0.25%, U.S. base rate plus 0.25%, LIBOR plus 1.25% or bankers' acceptance plus 1.25% and is secured by a general security agreement over all of the North American assets of the Company. Calfrac used a portion of the note proceeds on the closing date to repay its existing credit facilities.

Investing Activities

Capital expenditures for the three and six months ended June 30, 2007 totaled $20.0 million and $68.5 million, respectively, and were primarily focused on increasing the Company's fracturing pumping capabilities in its three geographic markets: Canada, the United States and Russia. A portion of these expenditures related to the completion of the 2006 capital program, including the completion of two additional fracturing spreads (one spread deployed to each of the Canadian and Russian well services markets) during the first quarter of 2007, a deep coiled tubing unit deployed to Western Siberia and two cementing units that were deployed to the deep basin market of Western Canada.

With its current working capital position, available credit facilities and anticipated cash flow from operations, the Company expects to have adequate resources to fund its financial obligations for 2007 and beyond.

Internal Control Over Financial Reporting

There have been no changes in the Company's internal control over financial reporting that occurred during the most recent interim period ended June 30, 2007 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Accounting Policies and Estimates

Changes in Accounting Policies

Comprehensive Income

The Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530, Comprehensive Income, on January 1, 2007. The new standard introduces comprehensive income, which consists of net income and other comprehensive income ("OCI"). For the Company, OCI is currently comprised of the changes in the foreign currency translation adjustment balance.

The cumulative changes in OCI are included in accumulated other comprehensive income ("AOCI"), which is presented as a new category within shareholders' equity in the consolidated balance sheets. The Company's consolidated financial statements now include a statement of accumulated other comprehensive income, which provides the continuity of the AOCI balance.

Financial Instruments

On January 1, 2007, the Company adopted CICA Section 3855, Financial Instruments - Recognition and Measurement. This standard establishes the recognition and measurement criteria for financial assets, liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as "held-for-trading," "available-for-sale," "held-to-maturity," "loans and receivables" or "other financial liabilities" as defined by the standard.

Cash and cash equivalents are designated as "held-for-trading" and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments. Accounts receivable are designated as "loans and receivables" and are carried at cost. Accounts payable are designated as "other financial liabilities" and are carried at cost. Long-term debt is designated as "other financial liabilities" and carried at amortized cost using the effective interest method. The financing costs associated with the Company's US$135.0 million private placement of unsecured senior notes on February 13, 2007 are included in the amortized cost of the debt. These costs are amortized to interest expense over the term of the debt, which matures on February 15, 2015.

Foreign Currency Translation

During the first quarter of 2007, the Company's U.S. subsidiaries were reclassified from integrated to self-sustaining foreign operations. Consequently, Calfrac prospectively began translating the financial accounts of its United States subsidiaries using the current rate translation method. Under this method, assets and liabilities are translated into Canadian dollars from their functional currency using the exchange rate in effect at the consolidated balance sheet date. Revenues and expenses are translated to Canadian dollars at monthly average exchange rates. Gains or losses in translation are deferred and included in accumulated other comprehensive income in the shareholders' equity section of the consolidated balance sheet in accordance with CICA Section 1530, Comprehensive Income. Prior to this reclassification, the temporal method of translation was used to translate the U.S. subsidiaries and will continue to be used to translate the financial

accounts of the Company's Russian subsidiaries into Canadian currency.

Critical Accounting Policies and Estimates

This MD&A is based on the Company's annual consolidated financial statements that have been prepared in accordance with Canadian GAAP. Management is required to make assumptions, judgements and estimates in the application of GAAP. Calfrac's significant accounting policies are described in note 2 to the annual consolidated financial statements and note 3 to the interim consolidated financial statements. The preparation of the consolidated financial statements requires that certain estimates and judgements be made concerning the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management's judgement. Anticipating future events involves uncertainty, and consequently, the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the environment in which the Company operates changes. The following accounting policies and practices involve the use of estimates that have a significant impact on the Company's financial results.

Depreciation

Depreciation of the Company's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change, thereby impacting the operation of the Company's property and equipment.

Stock-Based Compensation

As described in note 8 to the annual consolidated financial statements, the fair value of stock options are estimated at the grant date using the Black-Scholes option pricing model, which includes underlying assumptions related to the risk-free interest rate, average expected option life, estimated volatility of the Company's shares and anticipated dividends.

Risk Factors

This document contains forward-looking statements based on current expectations that involve a number of business risks and uncertainties. The factors that could cause results to differ materially include, but are not limited to, national and global economic conditions, crude oil and natural gas prices, foreign currency fluctuations, the impact of the Kyoto Protocol accord, weather conditions, the ability of oil and gas companies to raise capital, and other unforeseen circumstances that could impact the use of services provided by Calfrac. The entire listing of business risks pertaining to the Company's operations are contained within the most recently filed Annual Information Form, which is available at www.sedar.com.

Outlook

Due to the impact of lower natural gas prices, drilling activity in Western Canada is not expected to return to normal levels in the near-term. The Company will rely on its strong customer base and contractual arrangements to support its Canadian pressure pumping operations. Calfrac will continue to focus on prudently managing operating costs and, where necessary, further streamline its operations to improve its future financial performance.

The Company anticipates that drilling activity will continue to be strong throughout its operating bases in Colorado and Arkansas over the remainder of the year. Calfrac has been very encouraged by the performance of its newest district in Beebe, Arkansas and recently deployed a second fracturing crew into this area. Cementing operations are also planned to be added into this market during the third quarter to further diversify the Company's operations in the United States. The Company believes that its U.S. operations will be a

significant component of the Company's overall financial results for 2007 and beyond.

The Company believes that its Russian operations have achieved a critical mass with a current equipment fleet of three multi-pumper fracturing spreads and five deep coiled tubing units. Consequently, Calfrac expects that the financial results from this geographic segment will continue to improve into the future.

Calfrac recently announced its intention to enter the Mexican well services market during the fourth quarter of 2007. A long-term contract was awarded by Pemex for the provision of fracturing operations in the Burgos field of northern Mexico. This is a strategic move for the Company as this new geographic segment will further diversify its operations from the pressure pumping markets of Canada and the United States as well as offer significant opportunities for future expansion.

Advisories

Forward-Looking Statements

In order to provide Calfrac shareholders and potential investors with information regarding the Company and its subsidiaries, including management's assessment of Calfrac's future plans and operations, certain statements made in this MD&A may contain words such as "anticipate," "can," "may," "expect," "believe," "intend," "forecast," or similar words suggesting future outcomes or statements regarding an outlook, which constitute forward-looking statements or information ("forward-looking statements"). These statements may include, but are not limited to, future capital expenditures, future financial resources, future oil and gas well activity, outcome of specific events and trends in the oil and gas industry. Readers are cautioned that the foregoing list of significant factors is not exhaustive. These statements are derived from certain assumptions and analysis made by the Company based on its experience and interpretation of historical trends, current conditions, expected future developments and other factors that it believes are appropriate in the circumstances. These statements are subject to a number of known and unknown risks and uncertainties, which are discussed previously in this MD&A, that could cause actual results to differ materially from the Company's expectations. Although Calfrac believes that the expectations presented by these forward-looking statements are reasonable, there can be no assurances that actual results or developments anticipated by the Company will be realized or such expectations will prove to be correct. Furthermore, the forward-looking statements contained in this MD&A are made as at the date of this MD&A and Calfrac assumes no obligation to update publicly, except as required by applicable securities laws, any such forward-looking information whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified under this cautionary statement.

Non-GAAP Measures

Certain measures in this MD&A do not have any standardized meaning as prescribed under Canadian GAAP, such as gross margin, cash flow from operations, cash flow, cash flow per share (basic), cash flow per share (diluted), EBITDA, EBITDA per share (basic) and EBITDA per share (diluted), and therefore, are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other entities. These measures have been described and presented in this MD&A in order to provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management's use of these measures has been disclosed further in this MD&A as these measures are discussed and presented.

Second Quarter Conference Call

Calfrac will be conducting a conference call for interested analysts,

brokers, investors and media representatives to review its 2007 second quarter results at 10:00 a.m. (Calgary time) on Thursday, August 9, 2007. The conference call dial-in number is 1-800-588-4942 or 416-644-3424. The seven-day replay numbers are 1-877-289-8525 or 416-640-1917 and enter 21241168 followed by the number sign. A webcast of the conference call may be accessed via the Company's website at www.calfrac.com.

Additional Information

Calfrac Well Services Ltd. is a leading provider of specialized oilfield services, including fracturing, coiled tubing, cementing and well stimulation services, which are designed to increase the production of hydrocarbons from wells drilled throughout Western Canada, the United States and Russia. The common shares of Calfrac are listed for trading on the Toronto Stock Exchange under the symbol CFW. Additional information relating to Calfrac Well Services Ltd. can be accessed on the Company's website at www.calfrac.com or under the Company's filings found at www.sedar.com.

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CONSOLIDATED BALANCE SHEETS

As at	June 30, 2007	December 31, 2006
(000s) (unaudited)	($)	($)
Assets		
Current assets		
Cash and cash equivalents	44,340	5,580
Accounts receivable	64,693	84,481
Inventory	20,263	13,387
Prepaid expenses and deposits	11,641	7,463
	140,937	110,911
Capital assets	368,437	327,832
Long-term investment	996	396
Goodwill	6,003	6,003
Future income taxes	5,714	9,048
	522,087	454,190
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	52,542	77,344
Income taxes payable	1,424	2,342
	53,966	79,686
Long-term debt (note 4)	138,754	60,000
Other long-term liabilities	2,334	4,743
Deferred credit	5,815	6,251
	200,869	150,680
Shareholders' equity		
Capital stock (note 5)	141,390	139,841
Shares held in trust (note 6)	(2,030)	(3,869)
Contributed surplus (note 7)	5,418	4,393
Retained earnings	179,800	163,145
Accumulated other comprehensive income (loss) (note 3)	(3,360)	-

	321,218	303,510
	522,087	454,190

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
(000s, except per share data) (unaudited)	($)	($)	($)	($)
Revenue	87,778	66,973	216,285	192,983
Expenses				
Operating	65,683	52,527	155,968	128,610
Selling, general and administrative	6,481	5,557	14,118	13,025
Depreciation	8,743	5,877	16,643	11,182
Interest, net	2,524	540	4,429	808
Equity share of income from long-term investments	(600)	(70)	(600)	(70)
Foreign exchange losses (gains)	1,380	202	1,369	(76)
Loss (gain) on disposal of capital assets	265	(4)	538	(4)
	84,476	64,629	192,465	153,475
Income before income taxes	3,302	2,344	23,820	39,508
Income tax expense (recovery)				
Current	1,715	1,528	2,364	2,758
Future	1,890	(753)	2,982	625
	3,605	775	5,346	3,383
Net income (loss) for the period	(303)	1,569	18,474	36,125
Retained earnings, beginning of period	181,922	128,878	163,145	94,322
Dividends	(1,819)	(1,813)	(1,819)	(1,813)
Retained earnings, end of period	179,800	128,634	179,800	128,634
Earnings (loss) per share				
Basic	(0.01)	0.04	0.51	1.00
Diluted	(0.01)	0.04	0.51	0.98

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND ACCUMULATED OTHER

COMPREHENSIVE INCOME

	Three Months Ended June 30, 2007	2006	Six Months Ended June 30, 2007	2006
(000s) (unaudited)	($)	($)	($)	($)
Net income (loss) for the period	(303)	1,569	18,474	36,125
Other comprehensive income (loss)				
Change in foreign currency translation adjustment	(2,661)	-	(3,360)	-
Comprehensive income (loss)	(2,964)	1,569	15,114	36,125
Accumulated other comprehensive income (loss), beginning of period	(699)	-	-	-
Other comprehensive income (loss) for the period	(2,661)	-	(3,360)	-
Accumulated other comprehensive income (loss), end of period	(3,360)	-	(3,360)	-

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended June 30, 2007	2006	Six Months Ended June 30, 2007	2006
(000s) (unaudited)	($)	($)	($)	($)
Cash provided by (used in)				
Operating activities				
Net income (loss) for the period	(303)	1,569	18,474	36,125
Items not involving cash				
Depreciation	8,743	5,877	16,643	11,182
Amortization of debt issue costs	171	-	265	-
Stock-based compensation	669	589	1,360	1,007
Equity share of income from long-term investments	(600)	(70)	(600)	(70)
Loss (gain) on disposal of capital assets	265	(4)	538	(4)
Future income taxes	1,890	(753)	2,982	625
Funds provided by operations	10,835	7,208	39,662	48,865
Net change in non-cash operating assets and liabilities	7,817	28,891	(762)	11,882
	18,652	36,099	38,900	60,747
Financing activities				
Issue of long-term debt	-	35,000	199,790	45,000

Long-term debt repayments	-	(1,567)	(107,546)	(2,466)
Net proceeds on issue of common shares	1,176	-	1,214	703
Dividends	(1,819)	(1,813)	(1,819)	(1,813)
Purchase of common shares	(2,037)	(3,869)	(2,037)	(3,869)
	(2,680)	27,751	89,602	37,555
Investing activities				
Purchase of capital assets	(19,972)	(36,501)	(68,493)	(87,132)
Proceeds on disposal of capital assets	50	40	416	4,159
Net change in non-cash working capital from purchase of capital assets	(14,651)	2,514	(14,756)	7,881
	(34,573)	(33,947)	(82,833)	(75,072)
Effect of exchange rate changes on cash and cash equivalents	(5,718)	-	(6,909)	-
Increase (decrease) in cash position	(24,319)	29,903	38,760	23,210
Cash and cash equivalents (bank indebtedness), beginning of period	68,659	(17,506)	5,580	(10,813)
Cash and cash equivalents, end of period	44,340	12,397	44,340	12,397

See accompanying notes to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2007
(000s, except share data) (unaudited)

1. Basis of Presentation

The interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. The interim financial statements should be read in conjunction with the most recent annual financial statements.

2. Seasonality of Operations

The business of Calfrac Well Services Ltd. (the "Company") is seasonal in nature. The lowest activity levels are experienced during the second quarter of the year when road weight restrictions are in place and access to wellsites in Canada is reduced.

3. Summary of Significant Accounting Policies

The interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements, except as follows:

(a) Comprehensive Income

The Company adopted the Canadian Institute of Chartered

Accountants ("CICA") Handbook Section 1530, Comprehensive Income, on January 1, 2007. The new standard introduces comprehensive income, which consists of net income and other comprehensive income ("OCI"). For the Company, OCI is currently comprised of the changes in the foreign currency translation adjustment balance.

The cumulative changes in OCI are included in accumulated other comprehensive income ("AOCI"), which is presented as a new category within shareholders' equity in the consolidated balance sheets. The Company's consolidated financial statements now include a statement of accumulated other comprehensive income, which provides the continuity of the AOCI balance.

(b) Financial Instruments

On January 1, 2007, the Company adopted CICA Section 3855, Financial Instruments - Recognition and Measurement. This standard establishes the recognition and measurement criteria for financial assets, liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as "held-for-trading," "available-for-sale," "held-to-maturity," "loans and receivables" or "other financial liabilities" as defined by the standard.

Cash and cash equivalents are designated as "held-for-trading" and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments. Accounts receivable are designated as "loans and receivables" and are carried at cost. Accounts payable are designated as "other financial liabilities" and are carried at cost. Long-term debt is designated as "other financial liabilities" and carried at amortized cost using the effective interest method. The financing costs associated with the Company's US$135,000 private placement of unsecured senior notes on February 13, 2007 are included in the amortized cost of the debt. These costs are amortized to interest expense over the term of the debt, which matures on February 15, 2015.

(c) Foreign Currency Translation

During the first quarter of 2007, the Company's U.S. subsidiaries were reclassified from integrated to self-sustaining foreign operations. As a result, the Company has prospectively adopted the current rate method of translating its U.S. operations into Canadian dollars whereby assets and liabilities are translated at the rate of exchange at the balance sheet date, revenues and expenses are translated at average monthly exchange rates, and gains and losses in translation are deferred and included in the shareholders' equity section as accumulated other comprehensive income in accordance with CICA Section 1530, Comprehensive Income. Prior to this reclassification, the Company's U.S. operations were translated into Canadian dollars using the temporal method, which continues to be followed in respect of the Company's Russian operations.

4. Long-Term Debt

On February 13, 2007, the Company completed a private placement of unsecured senior notes for an aggregate amount of US$135,000. The

notes are due in full on February 15, 2015 and bear interest at 7.75% payable semi-annually. A portion of the proceeds of the offering was used to repay the Company's existing operating and revolving term credit facilities. In conjunction with this offering, the Company's existing revolving term credit facility was reduced from $125,000 to $65,000.

5. Capital Stock

Authorized capital stock consists of an unlimited number of common shares.

Continuity of Common Shares (year-to-date)	Shares	Amount
	(No.)	($000s)
Balance, January 1, 2007	36,388,408	139,841
Issued upon exercise of stock options	77,196	1,549
Balance, June 30, 2007	36,465,604	141,390

6. Shares Held in Trust

The Company has established a Trust to purchase and hold Company stock on behalf of certain employees who have elected to receive a portion of their annual bonus entitlement in the form of Company shares. At June 30, 2007, the Trust held 83,029 shares, which were purchased on the open market at a cost of $2,030 (June 30, 2006 - 113,508 shares at a cost of $3,869). These shares vest with employees in March of the year following their purchase at which time they are distributed to those individuals participating in the plan. Shares held within the Trust are not considered outstanding for purposes of calculating basic earnings per share, but are included in the calculation of diluted earnings per share.

7. Contributed Surplus

Continuity of Contributed Surplus (year-to-date)	Amount
(000s)	($)
Balance, January 1, 2007	4,393
Stock options expensed	1,360
Stock options exercised	(335)
Balance, June 30, 2007	5,418

8. Stock Options

Continuity of Stock Options (year-to-date)	Options	Average Exercise Price
	(No.)	($)
Balance, January 1, 2007	1,505,796	22.15
Granted during the period	-	-

Exercised for common shares	(77,196)	15.73
Forfeited	(44,001)	26.16
Balance, June 30, 2007	1,384,599	22.39

All stock options vest equally over three years and expire three and one-half years from the date of grant. When stock options are exercised, the proceeds, together with the amount of compensation expense previously recorded in contributed surplus, is added to capital stock.

9. Related Party Transactions

For the six months ended June 30, 2007, the Company purchased $17,977 (2006 - $9,286) of products and services from a company in which it holds a 30% equity interest. At June 30, 2007, accounts payable included $6,892 of indebtedness to this related party (June 30, 2006 - $2,621).

10. Contingencies

Greek Operations

As a result of the acquisition and amalgamation with Denison Energy Inc. ("Denison") in 2004, the Company assumed certain legal obligations relating to Denison's Greek operations.

In 1998, a consortium in which a Greek subsidiary of Denison participated, terminated employees in Greece as a result of the cessation of its oil and gas operations in that country. Several groups of employees have filed claims alleging that their termination was invalid and that their severance pay was improperly determined.

In 1999, the largest group of plaintiffs received a ruling from the Athens Court of First Instance that their termination was invalid and that compensation was due to the employees. This decision was appealed to the Athens Court of Appeal, which allowed the appeal in 2001 and annulled the above-mentioned decision of the Athens Court of First Instance. The said group of employees filed an appeal with the Supreme Court of Greece, which was heard on May 29, 2007. A ruling on the appeal is expected to be provided in September of this year.

Several other smaller groups of employees have filed similar cases in various courts in Greece. Some of these cases were heard in 2004. In general, the finding of these courts has been that the termination of the employees was valid and in some instances have awarded the employees immaterial amounts of additional compensation and in one case have referred the matter back to a lower court to be reheard based on more specific grounds.

As a result of the above-mentioned court hearings, a majority of the number of former employees with respect to these smaller groups of claimants have received payment of the immaterial amounts awarded to them and waived their right of recourse to the Supreme Court of Greece. The remainder have filed an appeal to the Supreme Court of Greece or have advised that they are waiting for the outcome of the May 29, 2007 hearing of the Supreme Court of Greece before proceeding further.

The direction and financial consequence of the potential decision in these actions cannot be determined at this time.

Legal Claim - ChemErgy

On July 19, 2007, Calfrac was served with a statement of claim by its chemical supplier, ChemErgy, and three of its shareholders. The statement of claim alleges that Calfrac has taken unfair and oppressive actions with respect to the interests of the plaintiffs and seeks to restrain Calfrac from taking certain actions. The plaintiffs are seeking general damages of not less than $250 and punitive damages of $500. Calfrac's management does not expect that this dispute will have a material adverse effect on the Company's business.

11. Segmented Information

The Company's activities are conducted in three geographic segments: Canada, the United States and Russia. All activities are related to fracturing, coiled tubing, cementing and well stimulation services for the oil and gas industry.

	Canada	Russia	United States	Inter-segment Elimi-nations	Consol-idated
(000s)	($)	($)	($)	($)	($)
Three Months Ended June 30, 2007					
Revenue	29,352	17,370	41,056	-	87,778
Operating income (loss)(1)	(3,798)	4,076	15,336	-	15,614
Segmented assets(2)	392,124	107,066	181,039	(158,142)	522,087
Capital expenditures	6,877	11,415	1,680	-	19,972
Goodwill	6,003	-	-	-	6,003
Three Months Ended June 30, 2006					
Revenue	42,713	4,036	20,224	-	66,973
Operating income (loss)(1)	2,692	(1,354)	7,551	-	8,889
Segmented assets(2)	390,638	48,724	28,575	(69,036)	398,901
Capital expenditures	14,986	21,427	88	-	36,501
Goodwill	6,003	-	-	-	6,003
Six Months Ended June 30, 2007					
Revenue	115,938	29,425	70,922	-	216,285
Operating income(1)	18,896	5,680	21,623	-	46,199
Segmented assets(2)	392,124	107,066	181,039	(158,142)	522,087
Capital expenditures	20,791	25,429	22,273	-	68,493
Goodwill	6,003	-	-	-	6,003
Six Months Ended June 30, 2006					
Revenue	151,724	5,383	35,876	-	192,983
Operating income (loss)(1)	42,266	(2,912)	11,994	-	51,348
Segmented assets(2)	390,638	48,724	28,575	(69,036)	398,901
Capital expenditures	59,550	25,705	1,877	-	87,132
Goodwill	6,003	-	-	-	6,003

1. Operating income (loss) is defined as revenue less operating expenses (excluding depreciation) and selling, general and

administrative expenses.

2. Assets operated by the Ccmpany's U.S. subsidiary during 2006 were acquired through a lease arrangement with the Canadian parent company. The cost base of these assets was $51.6 million at June 30, 2006. During the first quarter of 2007, these assets were sold to the U.S. subsidiary by the parent company.

The following table sets forth consolidated revenue by service line:

	Three Months Ended June 30, 2007	Three Months Ended June 30, 2006	Six Months Ended June 30, 2007	Six Months Ended June 30, 2006
(000s)			($)	($)
Fracturing	79,669	58,032	191,958	172,221
Coiled tubing	6,725	5,485	16,136	11,552
Cementing	1,384	3,456	8,191	9,210
	87,778	66,973	216,285	192,983

>>

%SEDAR: 00002062E

/For further information: Douglas R. Ramsay, President and Chief Executive Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381; Tom J. Medvedic, Vice President, Finance and Chief Financial Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381/
(CFW.)

CO: Calfrac Well Services Ltd.

CNW 19:43e 08-AUG-07


CALFRAC
GLOBAL
SERVICE
STRENGTH

Q2

CALFRAC WELL SERVICES LTD. › SECOND QUARTER INTERIM REPORT
For the Three and Six Months Ended June 30, 2007

HIGHLIGHTS >

	Three Months Ended June 30, 2007	2006	Change	Six Months Ended June 30, 2007	2006	Change
(000s, except per share and unit data) (unaudited)	($)	($)	(%)	($)	($)	(%)
Financial						
Revenue	**87,778**	66,973	31	**216,285**	192,983	12
Gross margin (1)	**22,095**	14,446	53	**60,317**	64,373	(6)
Net income (loss)	**(303)**	1,569	(119)	**18,474**	36,125	(49)
Per share – basic	**(0.01)**	0.04	(125)	**0.51**	1.00	(49)
– diluted	**(0.01)**	0.04	(125)	**0.51**	0.98	(48)
Cash flow from operations (2)	**10,835**	7,208	50	**39,662**	48,865	(19)
Per share – basic	**0.30**	0.20	50	**1.09**	1.35	(19)
– diluted	**0.30**	0.20	50	**1.09**	1.33	(18)
EBITDA (3)	**14,569**	8,761	66	**44,892**	51,498	(13)
Per share – basic	**0.40**	0.24	67	**1.24**	1.42	(13)
– diluted	**0.40**	0.24	67	**1.23**	1.40	(12)
Working capital	**86,971**	28,741	203	**86,971**	28,741	203
Shareholders' equity	**321,218**	267,559	20	**321,218**	267,559	20
Weighted average common shares outstanding (#)						
Basic	**36,399**	36,277	–	**36,348**	36,305	–
Diluted	**36,433**	36,582	–	**36,412**	36,676	(1)
				(#)	(#)	(%)
Operating						
Fracturing spreads at period end						
Conventional fracturing				**23**	19	21
Coalbed methane				**4**	4	–
Total				**27**	23	17
Coiled tubing units				**15**	14	7
Cementing units				**15**	11	36

1. Gross margin is defined as revenue less operating expenses excluding depreciation. Gross margin is a measure that does not have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.
2. Cash flow is defined as "funds provided by operations," as reflected in the consolidated statement of cash flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.
3. EBITDA is defined as income before interest, taxes, depreciation and amortization. EBITDA is presented because it is frequently used by securities analysts and others for evaluating companies and their ability to service debt. EBITDA is a measure that does not have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.

President's Message

I am pleased to present the highlights for the three and six-month periods ended June 30, 2007 and provide an outlook for the remainder of year. During the second quarter, Calfrac expanded the scale of its operations in the United States and Russia as well as streamlined its Canadian operations in response to a slowdown in drilling activity in the Western Canadian Sedimentary Basin ("WCSB"). Subsequent to the end of the reporting period, the Company was awarded a three-year contract with Pemex for the provision of fracturing services in the Burgos field of northern Mexico.

Calfrac's second quarter net income was reduced by a $1.4 million foreign exchange loss related to the impact of the appreciating Canadian dollar on the translation of the Company's Russian operations. Excluding this item, Calfrac would have earned a profit of $1.1 million or $0.03 per share (basic) in the second quarter of 2007.

FINANCIAL HIGHLIGHTS >

For the three months ended June 30, 2007, the Company:

> **realized record second quarter revenue of $87.8 million;**

> **earned net income before foreign exchange losses of $1.1 million or $0.03 per share (basic);**

> **recorded cash flow from operations before changes in non-cash working capital of $10.8 million or $0.30 per share (basic); and**

> **improved average consolidated revenue per fracturing job from the comparable quarter in 2006 by 31% to $71,516.**

For the six months ended June 30, 2007, Calfrac:

> **realized revenue of $216.3 million;**

> **earned net income of $18.5 million or $0.51 per share (basic);**

> **recorded cash flow from operations before changes in non-cash working capital of $39.7 million or $1.09 per share (basic);**

> **achieved EBITDA of $44.9 million or $1.24 per share (basic); and**

> **improved average consolidated revenue per fracturing job from the same period of the prior year by 17% to $65,852.**

OPERATIONAL HIGHLIGHTS >

Canadian Operations

During the second quarter of 2007, Calfrac's Canadian operations were adversely impacted by an overall decline in natural gas drilling activity throughout the WCSB, which was primarily caused by lower natural gas prices and an extended spring breakup due to wet weather in Alberta during the months of May and June. In anticipation of this downturn in activity, we proactively rationalized our Canadian operations and workforce across all service lines, reallocated equipment and senior personnel to higher activity regions within North America and Russia as well as maintained a strong focus on managing operating expenses. The Company's operations dedicated to the deeper, more technically challenging areas of northern Alberta and northeastern British Columbia continued to be reasonably active during the quarter. We were able to continue working in these regions throughout April by utilizing moveable pads to access remote northern drilling locations that were impacted by an early spring breakup. Additionally, our long-term contractual arrangements with customers involved in the shallow gas markets of southern Alberta resulted in relatively strong activity levels during the three months ended June 30, 2007. Fracturing activity in the coalbed methane ("CBM") market continued to be weak, but Calfrac is insulated somewhat due to our long-term contract base. We believe that the Company's established relationships with an active customer base will provide a solid base of activity for our Canadian fracturing, coiled tubing and cementing operations over the remainder of the year.

United States Operations

The Company's United States operations generated record revenues and were a major driver of Calfrac's consolidated financial performance during the second quarter. Our fracturing operations in Colorado's DJ Basin were particularly active as a result of serving an expanded customer base in this region, while activity in the Piceance Basin was lower in April but gathered momentum through the end of the quarter. The financial and operating results from our newest operating district in Beebe, Arkansas exceeded expectations and these operations were augmented by the deployment of a second multi-pumper fracturing spread in early June 2007 to serve increased customer demand in the Fayetteville Basin.

Russian Operations

Since the end of the first quarter, Calfrac has furthered its strategy of growing the scale of its Russian operations. A fourth deep coiled tubing unit was deployed into Western Siberia during June 2007, and in July an additional multi-pumper fracturing spread and deep coiled tubing unit became operational in the Russian market. Of particular note, during the period Calfrac pumped a 670-tonne fracturing job in Western Siberia – the largest in Company history and believed to be one of the largest jobs ever completed in Russia for one of our customers.

OUTLOOK >

The Company believes that the lower activity levels experienced in Western Canada during the first half of 2007 will continue throughout the remainder of the year and, potentially, beyond. Our long-term contracts with major customers involved in the CBM and shallow gas markets are expected to mitigate some of the near-term decline in Canadian drilling activity. The Company is committed to further expanding its customer base in the deeper basins of northern Alberta and northeastern British Columbia and, where necessary, streamlining its operations.

In the United States, we anticipate that activity will continue to be very robust throughout the remainder of 2007, and as a result, our financial returns from this geographic segment should remain strong. We currently operate six fracturing spreads and expect to further expand our equipment fleet in the U.S. market during the third quarter by introducing cementing operations into certain existing operating areas, which should further bolster our operating and financial results. We also intend to continue to prudently pursue new market opportunities.

To date in 2007, Calfrac has continued to organically grow the scale of its operations in Western Siberia, and as a result, currently operates three fracturing spreads and five deep coiled tubing units in this international pressure pumping market. We believe that this larger scale of operations, supported by our annual contractual commitments with two of Russia's major oil and gas producers, provides the foundation for continued improvement in financial and operating performance as the year progresses.

In mid-July, we announced our intention to enter Mexico's well services market pursuant to the terms of a three-year contract awarded by the country's state oil company, Pemex. A new district office in Reynoso is expected to open during the fourth quarter of 2007 to support hydraulic fracturing operations in the Burgos field located in northern Mexico. The equipment required for this new international operation will be primarily redeployed from our existing North American fleet. We believe that entry into the Mexican well services market provides an exciting opportunity for Calfrac to expand in a major international fracturing market that has substantial potential for future growth. In addition, this expansion represents a continuation of our Company's strategy to diversify geographically into new markets that are not as dependent on natural gas drilling as the Canadian and United States markets.

Our 2007 capital program has been focused on enhancing the pumping capacity of the Company's fracturing equipment fleet and, by the end of the second quarter, a significant portion of these capital expenditures were incurred. New equipment has been deployed into our growing markets within the United States and Russia as well as the deeper basin markets in Canada. As at June 30, 2007, we have the capacity to operate 27 fracturing spreads, 15 coiled tubing units and 15 cementing units in our three geographic markets.

Effective September 1, 2007, our Company's organizational structure will be redesigned to align with our geographic and corporate segments. As a result, I am pleased to announce the following promotions within Calfrac's executive team:

> **John L. Grisdale** – President, United States Operating Division

> **Donald R. Battenfelder** – President, Canadian Operating Division

> **Robert L. Sutherland** – President, Russian Operating Division

> **Tom J. Medvedic** – Senior Vice-President, Finance & Chief Financial Officer

> **Dwight M. Bobier** – Senior Vice-President, Technical Services

> **Stephen T. Dadge** – Senior Vice-President, Corporate Services

The Presidents of the three geographic segments will report to Gordon Dibb, Chief Operating Officer, while the three Senior Vice-Presidents will report directly to me with an indirect reporting relationship to Gordon Dibb. In addition, Larry (Lee) Burleson and Fredrick (Bruce) Payne have been promoted to Vice-President, United States Sales & Marketing and Vice-President, United States Operations, respectively, and will report to John Grisdale.

At the end of the second quarter, the Company's balance sheet remained very strong with cash of $44.3 million, working capital of $87.0 million and undrawn credit facilities of $90.0 million. Consequently, Calfrac has the financial strength and flexibility to pursue future growth either organically or through prudent acquisitions.

Despite the current soft Canadian market conditions, we are excited about the prospects for Calfrac and I look forward to reporting the progress of our Company's growth plans later in the year.

On behalf of the Board of Directors,

DOUGLAS R. RAMSAY
President & Chief Executive Officer

August 7, 2007

Management's Discussion and Analysis

This Management's Discussion and Analysis ("MD&A") for Calfrac Well Services Ltd. ("Calfrac" or the "Company") has been prepared by management as of August 7, 2007 and is a review of the financial condition and results of operations of the Company based on accounting principles generally accepted in Canada. Its focus is primarily a comparison of the financial performance for the three and six months ended June 30, 2007 and 2006 and should be read in conjunction with the unaudited interim consolidated financial statements and accompanying notes for those periods as well as the audited financial statements and MD&A for the year ended December 31, 2006. Readers should also refer to the "Forward-Looking Statements" legal advisory at the end of this MD&A.

All financial amounts and measures presented in this MD&A are expressed in Canadian dollars unless otherwise indicated. The definitions of certain non-GAAP measures used within this MD&A have been included at the end of this MD&A.

SECOND QUARTER 2007 PERFORMANCE SUMMARY >

Calfrac Well Services Ltd. is an independent provider of specialized oilfield services in Canada, the United States and Russia, including fracturing, coiled tubing, cementing and other well stimulation services. The Company has established, and continues to maintain, a leadership position by providing high quality, responsive service through an expanding geographic network, increased operating fleet and growing customer base. Despite a prolonged spring breakup in Canada and significantly higher foreign exchange losses on the translation of the Company's Russian operations, for the three months ended June 30, 2007 Calfrac:

> **increased revenue by 31% to $87.8 million compared to $67.0 million in the second quarter of 2006;**

> **incurred a net loss of $0.3 million or $0.01 per share (basic) compared to net income of $1.6 million or $0.04 per share (basic) recorded in the same three-month period of 2006;**

> **realized cash flow from operations before changes in non-cash working capital of $10.8 million or $0.30 per share (basic) compared to $7.2 million or $0.20 per share (basic) in the same quarter a year ago; and**

> **maintained a strong balance sheet with working capital of $87.0 million and long-term debt of $138.8 million.**

REVENUE >

Canadian Operations

Revenue from Canadian operations for the first quarter of 2007 decreased 31% to $29.4 million compared to $42.7 million during the same quarter of 2006. Canadian fracturing revenue for the three months ended June 30, 2007 totaled $26.8 million compared to $36.8 million recorded in the same three-month period of the prior year. Revenue was negatively impacted by lower activity levels as a result of an extended spring breakup due to wet weather in Alberta during May and June, concerns related to natural gas commodity prices and competitive industry pricing pressures in the Western Canadian Sedimentary Basin ("WCSB"). During the second quarter of 2007, Calfrac completed 543 Canadian fracturing jobs for average revenue of $49,441 per job compared to 726 jobs for $50,729 per job in the corresponding period of 2006. The year-over-year decrease in the Company's Canadian fracturing revenue per job was primarily a result of competitive pricing pressures in the WCSB and an increase in the number of lower revenue shallow gas jobs completed during the quarter offset partially by the completion of a greater percentage of larger, more expensive fracturing jobs in the technically challenging basins of northern Alberta and northeastern British Columbia.

For the quarter ended June 30, 2007, revenue from coiled tubing operations was $1.1 million compared to $2.4 million for the same period of 2006. The total number of jobs completed in the 2007 three-month period was 735 for average revenue of $1,526 per job compared to 858 jobs for $2,830 per job in 2006. The lower average revenue per job in the second quarter of 2007 was primarily due to lower activity levels in the deeper basin markets of northern Alberta and northeastern British Columbia as well as the impact of transferring a deep coiled tubing unit to Russia in April 2007.

Revenue from the Company's cementing operations totaled $1.4 million for the three months ended June 30, 2007 compared to $3.5 million recorded in the second quarter of 2006. The 60% decrease in revenue can be primarily attributed to a significant decline in Western Canadian drilling activity and the impact of wet weather in Alberta during May and June. The total number of jobs completed in the second quarter of 2007 was 115 for average revenue of $12,034 per job compared to 309 jobs for $11,184 per job in the same period of 2006. The increased revenue per job in the 2007 three-month period was primarily a result of a larger proportion of deeper cement jobs being completed in Western Canada.

United States Operations

Revenue from Calfrac's United States operations in the second quarter of 2007 increased to $41.1 million compared to $20.2 million recorded in the same period of 2006. This 103% increase was primarily due to a full quarter of activity in the Company's newest district located in Arkansas, the transfer of an additional multi-pumper fracturing spread into this market in early June as well as strong activity in the DJ Basin. For the three months ended June 30, 2007, the Company completed 492 fracturing jobs in the United States for average revenue of $83,448 per job compared to 335 jobs for $60,132 per job in the same period of 2006. The increase in the reported revenue per job during the second quarter of 2007 was primarily related to the commencement of operations in Arkansas during March 2007 partially offset by a larger proportion of work in the DJ Basin, which tends to have lower revenues on a per job basis, and a stronger Canadian dollar.

Russian Operations

In June 2007, Calfrac deployed an additional coiled tubing unit into the Russian well services market, and as a result, was operating two multi-pumper fracturing spreads and four coiled tubing units by the end of the second quarter. For the three months ended June 30, 2007, the Company's revenue from Russian operations totaled $17.4 million, an increase of $13.3 million from the second quarter of 2006. This 330% increase was primarily due to an expanded equipment fleet and higher levels of fracturing and coiled tubing activity throughout the Company's Western Siberian operations.

GROSS MARGIN >

Consolidated gross margin for the second quarter of 2007 was $22.1 million, a 53% increase from $14.4 million recorded in the same period of 2006. The higher consolidated gross margin for the three months ended June 30, 2007 was primarily due to improved operating and financial performance from the Company's United States and Russian operations offset partially by the impact of increased competitive pricing pressures and reduced activity in Canada as well as the appreciation of the Canadian dollar. As a percentage of revenue, consolidated gross margin was 25% for the three months ended June 30, 2007 compared to 22% in the corresponding period of 2006. The increase in consolidated gross margin percentage was primarily a result of a significant increase in the financial results from the United States and Russia marginally offset by the impact of lower activity and an extended spring breakup in Canada.

EXPENSES >

Operating Expenses

Operating expenses for the three months ended June 30, 2007 totaled $65.7 million compared to $52.5 million in the same three-month period of 2006. The 25% year-over-year increase was due primarily to a broader scale of operations in North America and Russia as well as higher district expenses in the quarter related to Calfrac's newest operating regions in Beebe, Arkansas and Purpe, Western Siberia.

Selling, General and Administrative ("SG&A") Expenses

During the second quarter of 2007, SG&A expenses totaled $6.5 million compared to $5.6 million in the corresponding three-month period of 2006. This increase in SG&A expenses was primarily a result of the Company's larger operating scale and revenue base. SG&A expenses as a percentage of revenue were 7% for the three months ended June 30, 2007 versus 8% for the comparable quarter of the prior year.

Interest and Depreciation Expenses

The Company recorded net interest expense of $2.5 million for the quarter ended June 30, 2007 compared to $0.5 million in the corresponding period of 2006. The higher interest expense was primarily a result of the closing of a private placement of unsecured senior notes in February 2007 for an aggregate amount of US$135.0 million offset slightly by interest earned on the Company's surplus cash. Depreciation expense during the second quarter of 2007 increased 49% to $8.7 million from $5.9 million recorded in the comparable period of 2006 primarily due to a larger equipment fleet operating across the Company's North American and international operations.

INCOME TAX >

Income tax expense for the quarter ended June 30, 2007 totaled $3.6 million compared to $0.8 million recorded in the same period of the prior year. Current tax expense for the three months ended June 30, 2007 was $1.7 million compared to $1.5 million in 2006. Future income tax expense for the three-month period ended June 30, 2007 was $1.9 million, an increase of $2.6 million from the second quarter of 2006. The increase in total income tax expense was primarily related to significantly higher profitability in the United States and Russia during the quarter. The higher effective tax rate for the second quarter of 2007 was primarily due to the income earned in the United States and Russia being taxed at full statutory rates and the tax recovery related to losses incurred in Canada being at a significantly lower rate as a result of tax attributes from the amalgamation with Denison Energy Inc.

NET INCOME >

For the quarter ended June 30, 2007, the Company incurred a net loss of $0.3 million or $0.01 per share (basic) compared to net income of $1.6 million or $0.04 per share (basic) during the second quarter of 2006. The decline in net income was primarily a result of lower activity levels in Canada due to a prolonged spring breakup, competitive pricing pressures in the Canadian pressure pumping services market, higher foreign exchange losses, interest, depreciation and income tax expenses offset partially by improved financial performance from Calfrac's United States and Russian operations.

CASH FLOW >

Cash flow from operations before changes in non-cash working capital for the three months ended June 30, 2007 increased to $10.8 million or $0.30 per share (basic) from $7.2 million or $0.20 per share (basic) recorded in the second quarter of 2006. For the quarter ended June 30, 2007, cash flow from operations was used primarily to finance the Company's capital expenditures.

SUMMARY OF QUARTERLY RESULTS >

Three Months Ended	Sep.30, 2005	Dec.31, 2005	Mar.31, 2006	Jun.30, 2006	Sep.30, 2006	Dec.31, 2006	Mar.31, 2007	Jun.30, 2007
(000s, except per share and unit data) (unaudited)	($)	($)	($)	($)	($)	($)	($)	($)
Financial								
Revenue	77,377	111,634	126,010	66,973	115,112	118,322	128,507	**87,778**
Gross margin (1)	25,694	43,336	49,927	14,446	36,500	34,488	38,222	**22,095**
Net income (loss)	12,947	27,372	34,556	1,569	19,418	16,907	18,777	**(303)**
Per share – basic	0.36	0.75	0.95	0.04	0.54	0.47	0.52	**(0.01)**
– diluted	0.35	0.75	0.94	0.04	0.53	0.46	0.52	**(0.01)**
Cash flow from operations (2)	18,503	33,794	41,656	7,208	27,560	25,507	28,827	**10,835**
Per share – basic	0.51	0.93	1.15	0.20	0.76	0.70	0.79	**0.30**
– diluted	0.51	0.92	1.13	0.20	0.76	0.70	0.79	**0.30**
EBITDA (3)	18,234	34,131	42,736	8,761	29,614	28,421	30,324	**14,569**
Per share – basic	0.50	0.94	1.18	0.24	0.82	0.78	0.84	**0.40**
– diluted	0.50	0.93	1.16	0.24	0.81	0.78	0.83	**0.40**
Capital expenditures	29,241	20,612	50,631	36,501	23,931	44,415	48,521	**19,972**
Working capital	12,962	39,396	37,071	28,741	31,158	31,225	105,549	**86,971**
Shareholders' equity	207,679	234,021	271,084	267,559	287,616	303,510	326,184	**321,218**
	(#)	(#)	(#)	(#)	(#)	(#)	(#)	(#)
Operating								
Fracturing spreads								
Conventional	13	17	18	19	19	21	23	**23**
Coalbed methane	4	4	4	4	4	4	4	**4**
Total	17	21	22	23	23	25	27	**27**
Coiled tubing units	11	11	12	14	14	14	14	**15**
Cementing units	8	9	9	11	11	13	15	**15**

1. Gross margin is defined as revenue less operating expenses excluding depreciation. Gross margin is a measure that does not have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.
2. Cash flow is defined as "funds provided by operations," as reflected in the consolidated statement of cash flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.
3. EBITDA is defined as income before interest, taxes, depreciation and amortization. EBITDA is presented because it is frequently used by securities analysts and others for evaluating companies and their ability to service debt. EBITDA is a measure that does not have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.

SIX MONTHS 2007 PERFORMANCE SUMMARY >

Calfrac achieved the following financial results during the six months ended June 30, 2007:

- **increased revenue by 12% to $216.3 million compared to $193.0 million in the first half of 2006;**
- **earned net income of $18.5 million or $0.51 per share (basic) compared to $36.1 million or $1.00 per share (basic) recorded in the same period a year ago; and**
- **realized cash flow from operations before changes in non-cash working capital of $39.7 million or $1.09 per share (basic) compared to $48.9 million or $1.35 per share (basic) in the same six-month period of 2006.**

REVENUE >

Canadian Operations

For the first six months of 2007, revenue from Canadian operations decreased 24% to $115.9 million compared to $151.7 million during the same period of 2006. Canadian fracturing revenue totaled $101.8 million compared to $135.5 million recorded in the first six months of 2006. Revenue was negatively impacted by lower activity levels as a result of concerns related to the price of natural gas as well as increased price competition and an extended spring breakup in Western Canada. During the first half of 2007, Calfrac completed 1,941 Canadian fracturing jobs for average revenue of $52,434 per job compared to 2,464 jobs for $54,978 per job in the corresponding period of 2006. The year-over-year decrease in the Company's Canadian fracturing revenue per job was primarily a result of competitive pricing pressures in the WCSB and a significant increase in the number of shallow gas jobs completed to date in 2007 offset slightly by the completion of fewer but larger fracturing jobs in the technically challenging basins of northern Alberta and northeastern British Columbia.

For the six months ended June 30, 2007, revenue from coiled tubing operations was $6.0 million compared to $7.0 million for the same period of 2006. The total number of jobs completed in the first half of 2007 was 1,916 for average revenue of $3,117 per job compared to 2,172 jobs for $3,245 per job in 2006. The slightly lower average revenue per job in the first half of 2007 was primarily due to the impact of industry pricing pressures.

The Company's revenue from cementing operations totaled $8.2 million for the first half of 2007 compared to $9.2 million recorded in the same period of 2006. The 11% decrease in revenue can be primarily attributed to lower overall activity levels in the WCSB. The total number of jobs completed in the first six months of 2007 was 612 for average revenue of $13,384 per job compared to 936 jobs for $9,840 per job a year ago. The higher revenue per job in the 2007 six-month period was primarily as a result of a larger proportion of deeper cement jobs being completed in Western Canada.

United States Operations

Revenue from Calfrac's United States operations in the first six months of 2007 almost doubled to $70.9 million compared to $35.9 million recorded in the same period of 2006. This increase was primarily due to the start-up of the Company's new Arkansas district and strong activity in its Colorado operating districts. For the period ended June 30, 2007, the Company completed 848 fracturing jobs in the United States for average revenue of $83,634 per job compared to 583 jobs for $61,230 per job in the same period a year ago. The increase in the reported revenue per job during the 2007 first half was primarily related to the commencement of operations in Arkansas during March 2007.

Russian Operations

As at June 30, 2007, the Company was operating two fracturing spreads and four coiled tubing units throughout Western Siberia. During the six months ended June 30, 2007, Calfrac's revenue from Russian operations increased from the same period in 2006 by $24.0 million to $29.4 million due to a larger equipment fleet and broader scale of operations. The Company considers its Russian operations to have reached a critical mass with the deployment of a third multi-pumper fracturing spread and fifth coiled tubing unit in July 2007. Calfrac expects that the positive momentum experienced to date from its Russian operations will lead to improved financial performance in future periods.

GROSS MARGIN >

Consolidated gross margin for the first six months of 2007 was $60.3 million, a 6% decrease from $64.4 million recorded in the same period of 2006. The lower consolidated gross margin in the first half of 2007 was primarily due to the impact of lower levels of Western Canadian field activity, competitive pricing pressures in Canada and higher operating expenses related to new operating bases offset partially by improved financial performance from the Company's United States and Russian operations. As a percentage of revenue, consolidated gross margin was 28% for the six months ended June 30, 2007 compared to 33% in the corresponding period of 2006. The decrease in consolidated gross margin percentage was primarily a result of the impact of competitive pricing pressures experienced in the WCSB as well as a higher proportion of total revenue being earned from comparatively lower margin regions of southern Alberta, the DJ Basin and Western Siberia.

EXPENSES >

Operating Expenses

For the six months ended June 30, 2007, operating expenses totaled $156.0 million compared to $128.6 million in the same period of 2006. The 21% year-over-year increase was due primarily to a broader scale of operations in North America and Russia as well as higher district expenses related to Calfrac's newest operating regions in Beebe, Arkansas as well as Khanty-Mansiysk and Purpe, Western Siberia.

Selling, General and Administrative ("SG&A") Expenses

During the first half of 2007, SG&A expenses totaled $14.1 million versus $13.0 million in the comparable period of 2006 and were offset slightly by a lower bonus provision as a result of the decline in the Company's profitability. SG&A expenses as a percentage of revenue were 7% for the six months ended June 30, 2007, consistent with the same period a year ago.

Interest and Depreciation Expenses

The Company recorded net interest expense of $4.4 million for the six months ended June 30, 2007 compared to $0.8 million in the corresponding period of 2006. The higher interest expense was primarily a result of the closing in February 2007 of a private placement of US$135.0 million of unsecured senior notes and increased debt levels incurred to finance the Company's capital programs offset slightly by interest earned on the Company's cash balances. Depreciation expense during the first half of 2007 increased 49% to $16.6 million from $11.2 million recorded in the comparable period of 2006 primarily due to a larger fleet of equipment across the Company's North American and international operations. Subsequent to June 30, 2006, the Company has deployed four new fracturing spreads, one additional coiled tubing unit and four cementing units as well as other support equipment into its three operating regions.

INCOME TAX >

Income tax expense for the first half of 2007 totaled $5.3 million compared to $3.4 million recorded in the same period of the prior year. Current tax expense for the six months ended June 30, 2007 was $2.4 million, a decrease of $0.4 million from the comparable period in 2006. Future tax expense for the 2007 six-month period was $3.0 million versus $0.6 million a year ago. The increase in tax expense was primarily related to higher profitability in the United States and Russia as well as the timing of deductibility of certain expenses for income tax purposes.

NET INCOME >

For the six months ended June 30, 2007, net income was $18.5 million or $0.51 per share (basic) compared to $36.1 million or $1.00 per share (basic) in 2006. The decline in net income was primarily a result of lower activity levels and competitive pricing pressures in Canada, especially in the coalbed methane and shallow gas markets, larger foreign exchange losses related to the translation of the Company's net investment in Russia as well as higher depreciation, interest and income tax expenses.

CASH FLOW >

Cash flow from operations before changes in non-cash working capital for the six months ended June 30, 2007 decreased to $39.7 million or $1.09 per share (basic) from $48.9 million or $1.35 per share (basic) recorded in the same period of 2006.

LIQUIDITY AND CAPITAL RESOURCES >

Operating Activities

As at June 30, 2007, Calfrac had positive working capital of $87.0 million, long-term debt totaled $138.8 million and undrawn credit facilities were $90.0 million. The increase in the Company's working capital position from December 31, 2006 was primarily due to a higher cash balance as a result of the issuance of unsecured senior notes in February 2007. As at the date of this report, the Company had 36,465,604 common shares issued and outstanding.

Financing Activities

On February 13, 2007, the Company completed a private placement of unsecured senior notes for an aggregate principal amount of US$135.0 million. These notes bear interest at 7.75% and are due on February 15, 2015. The Company also has an operating line of credit of $25.0 million with advances bearing interest at either the bank's prime rate, U.S. base rate, LIBOR plus 1% or bankers' acceptances plus 1%. In addition, Calfrac has a $65.0 million revolving term loan credit facility that bears interest at either the bank's prime rate plus 0.25%, U.S. base rate plus 0.25%, LIBOR plus 1.25% or bankers' acceptance plus 1.25% and is secured by a general security agreement over all of the North American assets of the Company. Calfrac used a portion of the note proceeds on the closing date to repay its existing credit facilities.

Investing Activities

Capital expenditures for the three and six months ended June 30, 2007 totaled $20.0 million and $68.5 million, respectively, and were primarily focused on increasing the Company's fracturing pumping capabilities in its three geographic markets: Canada, the United States and Russia. A portion of these expenditures related to the completion of the 2006 capital program, including the completion of two additional fracturing spreads (one spread deployed to each of the Canadian and Russian well services markets) during the first quarter of 2007, a deep coiled tubing unit deployed to Western Siberia and two cementing units that were deployed to the deep basin market of Western Canada.

With its current working capital position, available credit facilities and anticipated cash flow from operations, the Company expects to have adequate resources to fund its financial obligations for 2007 and beyond.

INTERNAL CONTROL OVER FINANCIAL REPORTING >

There have been no changes in the Company's internal control over financial reporting that occurred during the most recent interim period ended June 30, 2007 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ACCOUNTING POLICIES AND ESTIMATES >

Changes in Accounting Policies

COMPREHENSIVE INCOME

The Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530, Comprehensive Income, on January 1, 2007. The new standard introduces comprehensive income, which consists of net income and other comprehensive income ("OCI"). For the Company, OCI is currently comprised of the changes in the foreign currency translation adjustment balance.

The cumulative changes in OCI are included in accumulated other comprehensive income ("AOCI"), which is presented as a new category within shareholders' equity in the consolidated balance sheets. The Company's consolidated financial statements now include a statement of accumulated other comprehensive income, which provides the continuity of the AOCI balance.

FINANCIAL INSTRUMENTS

On January 1, 2007, the Company adopted CICA Section 3855, Financial Instruments – Recognition and Measurement. This standard establishes the recognition and measurement criteria for financial assets, liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as "held-for-trading," "available-for-sale," "held-to-maturity," "loans and receivables" or "other financial liabilities" as defined by the standard.

Cash and cash equivalents are designated as "held-for-trading" and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments. Accounts receivable are designated as "loans and receivables" and are carried at cost. Accounts payable are designated as "other financial liabilities" and are carried at cost. Long-term debt is designated as "other financial liabilities" and carried at amortized cost using the effective interest method. The financing costs associated with the Company's US$135.0 million private placement of unsecured senior notes on February 13, 2007 are included in the amortized cost of the debt. These costs are amortized to interest expense over the term of the debt, which matures on February 15, 2015.

FOREIGN CURRENCY TRANSLATION

During the first quarter of 2007, the Company's U.S. subsidiaries were reclassified from integrated to self-sustaining foreign operations. Consequently, Calfrac prospectively began translating the financial accounts of its United States subsidiaries using the current rate translation method. Under this method, assets and liabilities are translated into Canadian dollars from their functional currency using the exchange rate in effect at the consolidated balance sheet date. Revenues and expenses are translated to Canadian dollars at monthly average exchange rates. Gains or losses in translation are deferred and included in accumulated other comprehensive income in the shareholders' equity section of the consolidated balance sheet in accordance with CICA Section 1530, Comprehensive Income. Prior to this reclassification, the temporal method of translation was used to translate the U.S. subsidiaries and will continue to be used to translate the financial accounts of the Company's Russian subsidiaries into Canadian currency.

Critical Accounting Policies and Estimates

This MD&A is based on the Company's annual consolidated financial statements that have been prepared in accordance with Canadian GAAP. Management is required to make assumptions, judgements and estimates in the application of GAAP. Calfrac's significant accounting policies are described in note 2 to the annual consolidated financial statements and note 3 to the interim consolidated financial statements. The preparation of the consolidated financial statements requires that certain estimates and judgements be made concerning the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management's judgement. Anticipating future events involves uncertainty, and consequently, the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the environment in which the Company operates changes. The following accounting policies and practices involve the use of estimates that have a significant impact on the Company's financial results.

DEPRECIATION

Depreciation of the Company's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change, thereby impacting the operation of the Company's property and equipment.

STOCK-BASED COMPENSATION

As described in note 8 to the annual consolidated financial statements, the fair value of stock options are estimated at the grant date using the Black-Scholes option pricing model, which includes underlying assumptions related to the risk-free interest rate, average expected option life, estimated volatility of the Company's shares and anticipated dividends.

RISK FACTORS >

This document contains forward-looking statements based on current expectations that involve a number of business risks and uncertainties. The factors that could cause results to differ materially include, but are not limited to, national and global economic conditions, crude oil and natural gas prices, foreign currency fluctuations, the impact of the Kyoto Protocol accord, weather conditions, the ability of oil and gas companies to raise capital, and other unforeseen circumstances that could impact the use of services provided by Calfrac. The entire listing of business risks pertaining to the Company's operations are contained within the most recently filed Annual Information Form, which is available at www.sedar.com.

OUTLOOK >

Due to the impact of lower natural gas prices, natural gas drilling activity in Western Canada is not expected to return to normal levels in the near-term. The Company will rely on its strong customer base and contractual arrangements to support its Canadian pressure pumping operations. Calfrac will continue to focus on prudently managing operating costs and, where necessary, further streamline its operations to improve its future financial performance.

The Company anticipates that drilling activity will continue to be strong throughout its operating bases in Colorado and Arkansas over the remainder of the year. Calfrac has been very encouraged by the performance of its newest district in Beebe, Arkansas and recently deployed a second fracturing crew into this area. Cementing operations are also planned to be added into this market during the third quarter to further diversify the Company's operations in the United States. The Company believes that its U.S. operations will be a significant component of the Company's overall financial results for 2007 and beyond.

The Company believes that its Russian operations have achieved a critical mass with a current equipment fleet of three multi-pumper fracturing spreads and five deep coiled tubing units. Consequently, Calfrac expects that the financial results from this geographic segment will continue to improve into the future.

Calfrac recently announced its intention to enter the Mexican well services market during the fourth quarter of 2007. A long-term contract was awarded by Pemex for the provision of fracturing operations in the Burgos field of northern Mexico. This is a strategic move for the Company as this new geographic segment will further diversify its operations from the pressure pumping markets of Canada and the United States as well as offer significant opportunities for future expansion.

ADVISORIES >

Forward-Looking Statements

In order to provide Calfrac shareholders and potential investors with information regarding the Company and its subsidiaries, including management's assessment of Calfrac's future plans and operations, certain statements made in this MD&A may contain words such as "anticipate," "can," "may," "expect," "believe," "intend," "forecast," or similar words suggesting future outcomes or statements regarding an outlook, which constitute forward-looking statements or information ("forward-looking statements"). These statements may include, but are not limited to, future capital expenditures, future financial resources, future oil and gas well activity, outcome of specific events and trends in the oil and gas industry. Readers are cautioned that the foregoing list of significant factors is not exhaustive. These statements are derived from certain assumptions and analysis made by the Company based on its experience and interpretation of historical trends, current conditions, expected future developments and other factors that it believes are appropriate in the circumstances. These statements *are subject to a number of known and unknown risks and uncertainties, which are discussed previously in this* MD&A, that could cause actual results to differ materially from the Company's expectations. Although Calfrac believes that the expectations presented by these forward-looking statements are reasonable, there can be no assurances that actual results or developments anticipated by the Company will be realized or such expectations will prove to be correct. Furthermore, the forward-looking statements contained in this MD&A are made as at the date of this MD&A and Calfrac assumes no obligation to update publicly, except as required by applicable securities laws, any such forward-looking information whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified under this cautionary statement.

Non-GAAP Measures

Certain measures in this MD&A do not have any standardized meaning as prescribed under Canadian GAAP, such as gross margin, cash flow from operations, cash flow, cash flow per share (basic), cash flow per share (diluted), EBITDA, EBITDA per share (basic) and EBITDA per share (diluted), and therefore, are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other entities. These measures have been described and presented in this MD&A in order to provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management's use of these measures has been disclosed further in this MD&A as these measures are discussed and presented.

SECOND QUARTER CONFERENCE CALL >

Calfrac will be conducting a conference call for interested analysts, brokers, investors and media representatives to review its 2007 second quarter results at 10:00 a.m. (Calgary time) on Thursday, August 9, 2007. The conference call dial-in number is 1-800-588-4942 or 416-644-3424. The seven-day replay numbers are 1-877-289-8525 or 416-640-1917 and enter 21241168#. A webcast of the conference call may be accessed via the Company's website at www.calfrac.com.

ADDITIONAL INFORMATION >

Calfrac Well Services Ltd. is a leading provider of specialized oilfield services, including fracturing, coiled tubing, cementing and well stimulation services, which are designed to increase the production of hydrocarbons from wells drilled throughout Western Canada, the United States and Russia. The common shares of Calfrac are listed for trading on the Toronto Stock Exchange under the symbol CFW. Additional information relating to Calfrac Well Services Ltd. can be accessed on the Company's website at www.calfrac.com or under the Company's filings found at www.sedar.com.

D.R. Ramsay

DOUGLAS R. RAMSAY
President &
Chief Executive Officer

August 7, 2007
Calgary, Alberta

TOM J. MEDVEDIC
Vice President, Finance &
Chief Financial Officer

Consolidated Balance Sheets

As at	June 30, 2007	December 31, 2006
(000s) (unaudited)	($)	($)
Assets		
Current assets		
Cash and cash equivalents	**44,340**	5,580
Accounts receivable	**64,693**	84,481
Inventory	**20,263**	13,387
Prepaid expenses and deposits	**11,641**	7,463
	140,937	110,911
Capital assets	**368,437**	327,832
Long-term investment	**996**	396
Goodwill	**6,003**	6,003
Future income taxes	**5,714**	9,048
	522,087	454,190
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**52,542**	77,344
Income taxes payable	**1,424**	2,342
	53,966	79,686
Long-term debt (note 4)	**138,754**	60,000
Other long-term liabilities	**2,334**	4,743
Deferred credit	**5,815**	6,251
	200,869	150,680
Shareholders' equity		
Capital stock (note 5)	**141,390**	139,841
Shares held in trust (note 6)	**(2,030)**	(3,869)
Contributed surplus (note 7)	**5,418**	4,393
Retained earnings	**179,800**	163,145
Accumulated other comprehensive income (note 3)	**(3,360)**	-
	321,218	303,510
	522,087	454,190

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Operations and Retained Earnings

	Three Months Ended June 30, 2007	2006	Six Months Ended June 30, 2007	2006
(000s, except per share data) (unaudited)	($)	($)	($)	($)
Revenue	**87,778**	66,973	**216,285**	192,983
Expenses				
Operating	**65,683**	52,527	**155,968**	128,610
Selling, general and administrative	**6,481**	5,557	**14,118**	13,025
Depreciation	**8,743**	5,877	**16,643**	11,182
Interest, net	**2,524**	540	**4,429**	808
Equity share of income from long-term investments	**(600)**	(70)	**(600)**	(70)
Foreign exchange losses (gains)	**1,380**	202	**1,369**	(76)
Loss (gain) on disposal of capital assets	**265**	(4)	**538**	(4)
	84,476	64,629	**192,465**	153,475
Income before income taxes	**3,302**	2,344	**23,820**	39,508
Income tax expense (recovery)				
Current	**1,715**	1,528	**2,364**	2,758
Future	**1,890**	(753)	**2,982**	625
	3,605	775	**5,346**	3,383
Net income (loss) for the period	**(303)**	1,569	**18,474**	36,125
Retained earnings, beginning of period	**181,922**	128,878	**163,145**	94,322
Dividends	**(1,819)**	(1,813)	**(1,819)**	(1,813)
Retained earnings, end of period	**179,800**	128,634	**179,800**	128,634
Earnings (loss) per share				
Basic	**(0.01)**	0.04	**0.51**	1.00
Diluted	**(0.01)**	0.04	**0.51**	0.98

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Comprehensive Income and Accumulated Other Comprehensive Income

	Three Months Ended June 30, 2007	2006	Six Months Ended June 30, 2007	2006
(000s) (unaudited)	($)	($)	($)	($)
Net income (loss) for the period	**(303)**	1,569	**18,474**	36,125
Other comprehensive income (loss)				
Change in foreign currency translation adjustment	**(2,661)**	–	**(3,360)**	–
Comprehensive income (loss)	**(2,964)**	1,569	**15,114**	36,125
Accumulated other comprehensive income (loss), beginning of period	**(699)**	–	**–**	–
Other comprehensive income (loss) for the period	**(2,661)**	–	**(3,360)**	–
Accumulated other comprehensive income (loss), end of period	**(3,360)**	–	**(3,360)**	–

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

	Three Months Ended June 30, 2007	2006	Six Months Ended June 30, 2007	2006
(000s) (unaudited)	($)	($)	($)	($)
Cash provided by (used in)				
Operating activities				
Net income (loss) for the period	**(303)**	1,569	**18,474**	36,125
Items not involving cash				
Depreciation	**8,743**	5,877	**16,643**	11,182
Amortization of debt issue costs	**171**	–	**265**	–
Stock-based compensation	**669**	589	**1,360**	1,007
Equity share of income from long-term investments	**(600)**	(70)	**(600)**	(70)
Loss (gain) on disposal of capital assets	**265**	(4)	**538**	(4)
Future income taxes	**1,890**	(753)	**2,982**	625
Funds provided by operations	**10,835**	7,208	**39,662**	48,865
Net change in non-cash operating assets and liabilities	**7,817**	28,891	**(762)**	11,882
	18,652	36,099	**38,900**	60,747
Financing activities				
Issue of long-term debt	**–**	35,000	**199,790**	45,000
Long-term debt repayments	**–**	(1,567)	**(107,546)**	(2,466)
Net proceeds on issue of common shares	**1,176**	–	**1,214**	703
Dividends	**(1,819)**	(1,813)	**(1,819)**	(1,813)
Purchase of common shares	**(2,037)**	(3,869)	**(2,037)**	(3,869)
	(2,680)	27,751	**89,602**	37,555
Investing activities				
Purchase of capital assets	**(19,972)**	(36,501)	**(68,493)**	(87,132)
Proceeds on disposal of capital assets	**50**	40	**416**	4,159
Net change in non-cash working capital from purchase of capital assets	**(14,651)**	2,514	**(14,756)**	7,881
	(34,573)	(33,947)	**(82,833)**	(75,072)
Effect of exchange rate changes on cash and cash equivalents	**(5,718)**	–	**(6,909)**	–
Increase (decrease) in cash position	**(24,319)**	29,903	**38,760**	23,210
Cash and cash equivalents (bank indebtedness), beginning of period	**68,659**	(17,506)	**5,580**	(10,813)
Cash and cash equivalents, end of period	**44,340**	12,397	**44,340**	12,397

See accompanying notes to the consolidated financial statements.

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2007

(000s, except share data) (unaudited)

1. BASIS OF PRESENTATION

The interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. The interim financial statements should be read in conjunction with the most recent annual financial statements.

2. SEASONALITY OF OPERATIONS

The business of Calfrac Well Services Ltd. (the "Company") is seasonal in nature. The lowest activity levels are experienced during the second quarter of the year when road weight restrictions are in place and access to wellsites in Canada is reduced.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements, except as follows:

(a) Comprehensive Income

The Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530, Comprehensive Income, on January 1, 2007. The new standard introduces comprehensive income, which consists of net income and other comprehensive income ("OCI"). For the Company, OCI is currently comprised of the changes in the foreign currency translation adjustment balance.

The cumulative changes in OCI are included in accumulated other comprehensive income ("AOCI"), which is presented as a new category within shareholders' equity in the consolidated balance sheets. The Company's consolidated financial statements now include a statement of accumulated other comprehensive income, which provides the continuity of the AOCI balance.

(b) Financial Instruments

On January 1, 2007, the Company adopted CICA Section 3855, Financial Instruments – Recognition and Measurement. This standard establishes the recognition and measurement criteria for financial assets, liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as "held-for-trading," "available-for-sale," "held-to-maturity," "loans and receivables" or "other financial liabilities" as defined by the standard.

Cash and cash equivalents are designated as "held-for-trading" and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments. Accounts receivable are designated as "loans and receivables" and are carried at cost. Accounts payable are designated as "other financial liabilities" and are carried at cost. Long-term debt is designated as "other financial liabilities" and carried at amortized cost using the effective interest method. The financing costs associated with the Company's US$135,000 private placement of unsecured senior notes on February 13, 2007 are included in the amortized cost of the debt. These costs are amortized to interest expense over the term of the debt, which matures on February 15, 2015.

(c) Foreign Currency Translation

During the first quarter of 2007, the Company's U.S. subsidiaries were reclassified from integrated to self-sustaining foreign operations. As a result, the Company has prospectively adopted the current rate method of translating its U.S. operations into Canadian dollars whereby assets and liabilities are translated at the rate of exchange at the balance sheet date, revenues and expenses are translated at average monthly exchange rates, and gains and losses in translation are deferred and included in the shareholders' equity section as accumulated other comprehensive income in accordance with CICA Section 1530, Comprehensive Income. Prior to this reclassification, the Company's U.S. operations were translated into Canadian dollars using the temporal method, which continues to be followed in respect of the Company's Russian operations.

4. LONG-TERM DEBT

On February 13, 2007, the Company completed a private placement of unsecured senior notes for an aggregate amount of US$135,000. The notes are due in full on February 15, 2015 and bear interest at 7.75% payable semi-annually. A portion of the proceeds of the offering was used to repay the Company's existing operating and revolving term credit facilities. In conjunction with this offering, the Company's existing revolving term credit facility was reduced from $125,000 to $65,000.

5. CAPITAL STOCK

Authorized capital stock consists of an unlimited number of common shares.

Continuity of Common Shares (year-to-date)	Shares	Amount
	(#)	($000s)
Balance, January 1, 2007	36,388,408	139,841
Issued upon exercise of stock options	**77,196**	**1,549**
Balance, June 30, 2007	**36,465,604**	**141,390**

6. SHARES HELD IN TRUST

The Company has established a Trust to purchase and hold Company stock on behalf of certain employees who have elected to receive a portion of their annual bonus entitlement in the form of Company shares. At June 30, 2007, the Trust held 83,029 shares, which were purchased on the open market at a cost of $2,030 (June 30, 2006 – 113,508 shares at a cost of $3,869). These shares vest with employees in March of the year following their purchase at which time they are distributed to those individuals participating in the plan. Shares held within the Trust are not considered outstanding for purposes of calculating basic earnings per share, but are included in the calculation of diluted earnings per share.

7. CONTRIBUTED SURPLUS

Continuity of Contributed Surplus (year-to-date)	Amount
(000s)	($)
Balance, January 1, 2007	4,393
Stock options expensed	**1,360**
Stock options exercised	**(335)**
Balance, June 30, 2007	**5,418**

8. STOCK OPTIONS

Continuity of Stock Options (year-to-date)	Options	Average Exercise Price
	(#)	($)
Balance, January 1, 2007	1,505,796	22.15
Granted during the period	**–**	**–**
Exercised for common shares	**(77,196)**	**15.73**
Forfeited	**(44,001)**	**26.16**
Balance, June 30, 2007	**1,384,599**	**22.39**

All stock options vest equally over three years and expire three and one-half years from the date of grant. When stock options are exercised, the proceeds, together with the amount of compensation expense previously recorded in contributed surplus, is added to capital stock.

9. RELATED PARTY TRANSACTIONS

For the six months ended June 30, 2007, the Company purchased $17,977 (2006 – $9,286) of products and services from a company in which it holds a 30% equity interest. At June 30, 2007, accounts payable included $6,892 of indebtedness to this related party (June 30, 2006 – $2,621).

10. CONTINGENCIES

Greek Operations

As a result of the acquisition and amalgamation with Denison Energy Inc. ("Denison") in 2004, the Company assumed certain legal obligations relating to Denison's Greek operations.

In 1998, a consortium in which a Greek subsidiary of Denison participated, terminated employees in Greece as a result of the cessation of its oil and gas operations in that country. Several groups of employees have filed claims alleging that their termination was invalid and that their severance pay was improperly determined.

10. CONTINGENCIES (Continued)

Greek Operations (Continued)

In 1999, the largest group of plaintiffs received a ruling from the Athens Court of First Instance that their termination was invalid and that compensation was due to the employees. This decision was appealed to the Athens Court of Appeal, which allowed the appeal in 2001 and annulled the above-mentioned decision of the Athens Court of First Instance. The said group of employees filed an appeal with the Supreme Court of Greece, which was heard on May 29, 2007. A ruling on the appeal is expected to be provided in September of this year.

Several other smaller groups of employees have filed similar cases in various courts in Greece. Some of these cases were heard in 2004. In general, the finding of these courts has been that the termination of the employees was valid and in some instances have awarded the employees immaterial amounts of additional compensation and in one case have referred the matter back to a lower court to be reheard based on more specific grounds.

As a result of the above-mentioned court hearings, a majority of the number of former employees with respect to these smaller groups of claimants have received payment of the immaterial amounts awarded to them and waived their right of recourse to the Supreme Court of Greece. The remainder have filed an appeal to the Supreme Court of Greece or have advised that they are waiting for the outcome of the May 29, 2007 hearing of the Supreme Court of Greece before proceeding further.

The direction and financial consequence of the potential decision in these actions cannot be determined at this time.

Legal Claim – ChemErgy

On July 19, 2007, Calfrac was served with a statement of claim by its chemical supplier, ChemErgy, and three of its shareholders. The statement of claim alleges that Calfrac has taken unfair and oppressive actions with respect to the interests of the plaintiffs and seeks to restrain Calfrac from taking certain actions. The plaintiffs are seeking general damages of not less than $250 and punitive damages of $500. Calfrac's management does not expect that this dispute will have a material adverse effect on the Company's business.

11. SEGMENTED INFORMATION

The Company's activities are conducted in three geographic segments: Canada, the United States and Russia. All activities are related to fracturing, coiled tubing, cementing and well stimulation services for the oil and gas industry.

	Canada	Russia	United States	Intersegment Eliminations	Consolidated
(000s)	($)	($)	($)	($)	($)
Three Months Ended June 30, 2007					
Revenue	**29,352**	**17,370**	**41,056**	**–**	**87,778**
Operating income (loss) [1]	**(3,798)**	**4,076**	**15,336**	**–**	**15,614**
Segmented assets [2]	**392,124**	**107,066**	**181,039**	**(158,142)**	**522,087**
Capital expenditures	**6,877**	**11,415**	**1,680**	**–**	**19,972**
Goodwill	**6,003**	**–**	**–**	**–**	**6,003**
Three Months Ended June 30, 2006					
Revenue	42,713	4,036	20,224	–	66,973
Operating income (loss) [1]	2,692	(1,354)	7,551	–	8,889
Segmented assets [2]	390,638	48,724	28,575	(69,036)	398,901
Capital expenditures	14,986	21,427	88	–	36,501
Goodwill	6,003	–	–	–	6,003
Six Months Ended June 30, 2007					
Revenue	**115,938**	**29,425**	**70,922**	**–**	**216,285**
Operating income [1]	**18,896**	**5,680**	**21,623**	**–**	**46,199**
Segmented assets [2]	**392,124**	**107,066**	**181,039**	**(158,142)**	**522,087**
Capital expenditures	**20,791**	**25,429**	**22,273**	**–**	**68,493**
Goodwill	**6,003**	**–**	**–**	**–**	**6,003**
Six Months Ended June 30, 2006					
Revenue	151,724	5,383	35,876	–	192,983
Operating income (loss) [1]	42,266	(2,912)	11,994	–	51,348
Segmented assets [2]	390,638	48,724	28,575	(69,036)	398,901
Capital expenditures	59,550	25,705	1,877	–	87,132
Goodwill	6,003	–	–	–	6,003

1. Operating income (loss) is defined as revenue less operating expenses (excluding depreciation) and selling, general and administrative expenses.
2. Assets operated by the Company's U.S. subsidiary during 2006 were acquired through a lease arrangement with the Canadian parent company. The cost base of these assets was $51.6 million at June 30, 2006. During the first quarter of 2007, these assets were sold to the U.S. subsidiary by the parent company.

11. SEGMENTED INFORMATION (Continued)

The following table sets forth consolidated revenue by service line:

	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	**2007**	2006
(000s)			($)	($)
Fracturing	**79,669**	58,032	**191,958**	172,221
Coiled tubing	**6,725**	5,485	**16,136**	11,552
Cementing	**1,384**	3,456	**8,191**	9,210
	87,778	66,973	**216,285**	192,983

Corporate Information

DIRECTORS >

Ronald P. Mathison – Chairman (1)(2)

James S. Blair (3)

Gregory S. Fletcher (1)(2)

Martin Lambert (3)

R.T. (Tim) Swinton (1)(2)

Douglas R. Ramsay

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

(3) Member of the Corporate Governance and Nominating Committee

OFFICERS >

Douglas R. Ramsay
President & Chief Executive Officer

Gordon A. Dibb
Executive Vice President &
Chief Operating Officer

Tom J. Medvedic
Vice President, Finance &
Chief Financial Officer

Donald R. Battenfelder
Vice President, Operations

Dwight M. Bobier
Vice President, Technical Services

John L. Grisdale
Vice President, Business Development

Stephen T. Dadge
Vice President, Corporate Services

Michael D. Olinek
Corporate Controller

Matthew L. Mignault
Controller

HEAD OFFICE >

Calfrac Well Services Ltd.
411 Eighth Avenue S.W.
Calgary, Alberta T2P 1E3
Phone: (403) 266-6000
Toll Free: 1-866-770-3722
Fax: (403) 266-7381
E-Mail: info@calfrac.com
Website: www.calfrac.com

OPERATING BASES >

Alberta, Canada
Calgary – Head Office
Edson
Grande Prairie
Medicine Hat
Red Deer
Strathmore

Colorado, United States
Denver – Regional Office
Grand Junction
Platteville

Arkansas, United States
Beebe

Russia
Moscow – Regional Office
Khanty-Mansiysk
Noyabrsk
Purpe

AUDITOR >

PricewaterhouseCoopers LLP
Calgary, Alberta

BANKER >

HSBC Bank Canada
Calgary, Alberta

LEGAL COUNSEL >

Bennett Jones LLP
Calgary, Alberta

REGISTRAR AND TRANSFER AGENT >

Computershare Trust Company of Canada
Calgary, Alberta

STOCK EXCHANGE LISTING >

Toronto Stock Exchange
Trading Symbol: CFW

FORM 52-109F2 - CERTIFICATION OF INTERIM FILINGS

I, Douglas R. Ramsay, President and Chief Executive Officer of Calfrac Well Services Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Calfrac Well Services Ltd. (the "issuer") for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

August 9, 2007

(signed) *"Douglas R. Ramsay"*
Douglas R. Ramsay
President and Chief Executive Officer

FORM 52-109F2 - CERTIFICATION OF INTERIM FILINGS

I, Tom J. Medvedic, Vice President, Finance and Chief Financial Officer of Calfrac Well Services Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Calfrac Well Services Ltd. (the "issuer") for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

August 9, 2007

(signed) *"Tom J. Medvedic"*
Tom J. Medvedic
Vice President, Finance and Chief Financial Officer

END